Filed Pursuant to Rule 253(g)(1)

 File No. 024-12272

OFFERING CIRCULAR

JOIN Entertainment Holdings, Inc.

(formerly RINO International Corp.)

500,000,000 Shares of Common Stock

By this Offering Circular, JOIN Entertainment Holdings, Inc., formerly RINO International Corp., a Nevada corporation, is offering for sale a maximum of 500,000,000 shares of its common stock (the “Offered Shares”), at a fixed price of $0.005 per share (the price to be fixed by a post-qualification supplement), pursuant to Tier 1 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $5,000 of the Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments.

Please see the “Risk Factors” section, beginning on page 4, for a discussion of the risks associated with a purchase of the Offered Shares.

We estimate that this offering will commence within two days of the SEC’s qualification of the Offering Statement of which this Offering Circular forms a part; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Securities Offered	Number of Shares	Price to Public	Commissions (1)	Proceeds to Company (2)
Common Stock	500,000,000	$0.005	$-0-	$2,500,000

(1)

We do not intend to offer and sell the Offered Shares through registered broker-dealers or utilize finders. However, should we determine to employ a registered broker-dealer of finder, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.

(2)	Does not account for the payment of expenses of this offering estimated at $20,000. See “Plan of Distribution.”

Our common stock is quoted in the over-the-counter under the symbol “RINO” in the OTC Pink marketplace of OTC Link. On June 16, 2023, the closing price of our common stock was $0.007 per share.

Investing in the Offered Shares is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of Series A Convertible Preferred Stock, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series A Preferred Stock has the following voting rights: as a class, the Series A Preferred Stock shall have the right to vote in an amount equal to 51% of the total voting power of our company’s shareholders. Our sole officer and director, as the owner of all outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares”).

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

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The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution—State Law Exemption and Offerings to Qualified Purchasers” (page 15). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is June 20, 2023.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the unaudited consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms we, us and our refer and relate to JOIN Entertainment Holdings, Inc., formerly RINO International Corp., a Nevada corporation, including its subsidiaries.

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Our Company

History. RINO International Corp. was originally incorporated in 1984 under the laws of the State of Minnesota. In December 2006, the company re-domiciled to the State of Nevada. For several years prior to our March 2023 acquisition of Join Entertainment, Inc., our company was a “shell company.” Effective with our acquisition of Join Entertainment, Inc., our company ceased to be a “shell company.”

Custodian. On April 12, 2021, Grassroots Advisory, LLC was appointed Custodian of our company by the Eighth Judicial District Court, Clark County, Nevada. On October 26, 2021, GrassRoots Advisory, LLC terminated this custodianship after returning our company to good standing with the State of Nevada, our transfer agent and OTC Markets.

Recent Change-in-Control Transaction and Acquisition. Effective March 28, 2023, a change in control of our company occurred. On such date, Diamond Eye Capital, Inc. sold 100% (10,000,000 shares) of the outstanding shares of our Series A Preferred Stock to Alain Logua. In connection with the change in control, Benjamin Oates resigned as our Sole Director and Alain Logua was appointed as the new Sole Director. Mr. Logua also assumed the offices of Chief Executive Officer and Secretary.

Also effective March 28, 2023, we acquired Join Entertainment, Inc., an Ontario, Canada, corporation (Join Entertainment), from Mr. Logua by the issuance of 100 shares of our common stock.

With the acquisition of JOIN TV, we adopted the business plan of Join Entertainment as our primary business. JOIN TV – Just One Incredible Network – is a planned Canadian Entertainment Network that is to provide distribution and revenue generating solutions to OTT (Over-the-Top) platforms worldwide. We are an aggregator of FAST (Free Ad Streaming Television) channels: we will create them, distribute them, and then monetize them through the JOIN TV Global Network. (See “Business”).

Offering Summary

Securities Offered	500,000,000 shares of common stock, par value $0.001 (the Offered Shares).
Offering Price	$0.005 per Offered Share.
Shares Outstanding Before This Offering	304,639,044 shares issued and outstanding as of the date hereof.
Shares Outstanding After This Offering	804,639,044 shares issued and outstanding, assuming the sale of all of the Offered Shares hereunder.
Minimum Number of Shares to Be Sold in This Offering	None
Disparate Voting Rights

Our outstanding shares of Series A Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series A Preferred Stock has the following voting rights: as a class, the Series A Preferred Stock shall have the right to vote in an amount equal to 51% of the total voting power of our company’s shareholders. Our sole officer and director, Alain Logua, owns of all of the outstanding shares of the Series A Preferred Stock and will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Security Ownership of Certain Beneficial Owners and Management”).

Investor Suitability Standards

The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “RINO” in the OTC Pink marketplace of OTC Link.
Termination of this Offering

This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering circular being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion.

Use of Proceeds	We will apply the proceeds of this offering for equipment and technology, inventory, marketing, compensation, general and administrative expenses and working capital. (See “Use of Proceeds”).
Risk Factors

An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.

Corporate Information

Our principal executive offices are located at 101 East Park Boulevard, 6th Floor, Plano, Texas 75074; our telephone number is 800-986-9260; our corporate website is located at www.jointvnetwork.com. No information found on our company’s website is part of this Offering Circular.

Continuing Reporting Requirements Under Regulation A

As a Tier 1 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering. We will not be required to file any other reports with the SEC following this offering.

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However, during the pendency of this offering and following this offering, we intend to file quarterly and annual financial reports and other supplemental reports with OTC Markets, which will be available at www.otcmarkets.com.

All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Related to Our Company

For a significant period of time prior to our March 2023 acquisition of Join Entertainment, Inc., we identified ourselves as a “shell company,” as defined by Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934. Because we only recently emerged from “shell company” status, there is no assurance that we will ever generate revenues and profits from our plan of business operations. Any losses reported by us in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

We do not have a successful operating history. Until March 2023, we had not engaged in active business operations for several years, which makes an investment in the Offered Shares highly speculative in nature. Because of this lack of operating success, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the implementation of new business strategies, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing greater awareness. Our performance and business prospects will suffer if we are unable to overcome the following challenges, among others:

•	our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a going concern;
•	our ability to execute our business strategies;
•	our ability to manage our expansion, growth and operating expenses;
•	our ability to finance our business;
•	our ability to compete and succeed in a competitive industry; and
•	future geopolitical events and economic crisis.

Our financial statements are not independently audited, which could result in errors and/or omissions in our financial statements if proper standards are not applied. We are not required to have our financial statements audited by a firm that is certified by the Public Company Accounting Oversight Board (“PCAOB”). As such, we do not have a third party reviewing the accounting. We may also not be up to date with all publications and releases released by the PCAOB regarding accounting standards and treatments. This circumstance could mean that our unaudited financials may not properly reflect up to date standards and treatments, resulting in misstated financial statements.

In the past, we have not filed our periodic reports in a timely manner. In the pasts, our company did not timely file all required periodic reports with OTC Markets. Since September 2021, we have filed all required periodic reports with OTC Markets and our management intends to remain in compliance our filing obligations in the future. However, there is no assurance that we will be successful in this regard.

Should we fail to remain current in our filing obligations, investors in our common stock would be deprived of important current information concerning our company upon which to evaluate their investments, including, without limitation:

•	our financial condition and operating results;
•	our ongoing and anticipated future business operations and plans;
•	changes to our management personnel;
•	changes to our capital structure, including changes to shareholder voting rights; and
•	transactions between our company and our affiliates.

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In addition, should we fail to remain current in our filing obligations, investors in our common stock could experience significant diminution in the value of their shares. This loss of value could be experienced in a number of ways, which include:

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A loss of market liquidity for our common stock due to being designated a “limited information” company by OTC Markets, as indicated by a “YIELD” or “STOP” sign on OTCMarkets.com, or being relegated to the “Expert Market” by OTC Markets.

•	An inability of an investor in our common stock to sell such investor’s shares through a brokerage account, due to our company’s having been designated a "limited information" company by OTC Markets.

In these or similar circumstances, an investor in our common stock, including the Offered Shares, could lose such investor’s entire investment.

There is doubt about our ability to continue as a viable business. We have not earned a profit from our operations during recent financial periods. There is no assurance that our operations, including those of JOIN, will allow us to report a profit from our operations in future financial periods.

We may be unable to obtain sufficient capital to implement our full plan of business. We do not have sufficient financial resources with which to establish our business strategies. There is no assurance that we will be able to obtain sources of financing, including in this offering, in order to implement such strategies.

There are risks and uncertainties encountered by under-capitalized companies. As an under-capitalized company, we are unable to offer assurance that we will be able to overcome our lack of capital, among other challenges.

We may never earn a profit in future financial periods. Because we lack a successful operating history, we are unable to offer assurance that we will ever earn a profit in future financial periods.

If we are unable to manage future expansion effectively, our business may be adversely impacted. In the future, we may experience rapid growth in our operations, which could place a significant strain on our company’s infrastructure, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

We currently depend on the efforts of our Chief Executive Officer; the loss of this executive could disrupt our operations and adversely affect the further development of our business. Our success in establishing implementing our real estate business strategies will depend, primarily, on the continued service of our Chief Executive Officer, Alain Logua. The loss of service of Mr. Logua, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have not entered into an employment agreement with Mr. Logua. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our management has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business. Our management has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business. Some of the individuals who now constitute our management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. In particular, these obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business, which could materially and adversely impact our business operations.

We may not be able to compete effectively in the OTT video streaming market. The OTT video streaming industry in which we intend to operate has enjoyed explosive growth since 2015, and is an intensely competitive industry. Many, if not most, of our competitors, possess substantially greater resources, financial and otherwise, than does our company. No assurances can be given that we will be able to compete successfully in the OTT video streaming industry.

Introduction of new products and services by competitors could harm our competitive position and results of operations. The market for our Join TV streaming service is characterized by intense competition, evolving industry standards, evolving business and distribution models, price cutting, with resulting downward pressure on gross margins, and price sensitivity on the part of consumers. Our future success will depend on our ability to gain recognition of the ClikiaTV brand name and customer loyalty, as well as our being able to anticipate and respond to emerging standards and other unforeseen changes. If we fail to satisfy such standards of operation, our operating results could suffer. Further, intra-industry consolidations may result in stronger competitors and may, therefore, also harm our future results of operations.

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If our efforts to attract and retain viewers of Join TV streaming service are not successful, our business will be adversely affected. Our ability to attract, and to continue to attract, viewers of our Join TV streaming service will depend, in part, on our ability consistently to provide compelling content choices, as well as a quality experience for selecting and viewing Join TV’s content. If consumers do not perceive Join TV to be of value, we may not be able to attract and retain viewers. If we do not grow as expected, we may not be able to adjust our expenditures or increase our revenues commensurate with the lowered growth rate such that our margins, liquidity and results of operation may be adversely impacted. If we are unable to compete successfully with current and new competitors in both retaining existing subscribers and attracting new subscribers, our business will be adversely affected.

Changes in competitive offerings for entertainment video could adversely impact our business. The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options through which to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based models. All of these have the potential to capture meaningful segments of the entertainment video market. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to compete successfully or profitably with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

Our planned Join TV video streaming business is not based on independent market studies. We have not commissioned any independent market studies with respect to the OTT video streaming industry. Rather, our plans for implementing our Join TV OTT video streaming business and achieving profitability are based on the experience, judgment and assumptions of our management. If these assumptions prove to be incorrect, we may not be successful in establishing our business.

We are an early-stage company with an unproven business model and our business may not become profitable. We are an early-stage company with a limited operating history upon which you can evaluate our business. We have very limited historical financial data. As a result of these factors, the revenue and income potential of our business is unproven, and our company, including JOIN, has only a limited operating history upon which to base an evaluation of our current business and future prospects. Because of our limited operating history and the rapidly evolving OTT video streaming industry, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. Early-stage companies in new and rapidly evolving markets such as ours frequently encounter risks, uncertainties, and difficulties, including those described herein. We may not be able to successfully address any or all of these risks. Failure to adequately address such risks could cause our business, financial condition, results of operations and prospects to suffer.

Our revenues are highly susceptible to declines as a result of unfavorable economic conditions, including governmental actions. Economic downturns could negatively affect our operations. Economic downturns could occur based on traditional business factors or, as occurred during the COVID-19 pandemic, through governmental actions that restrict economic activity, including “lock-downs.” Any economic downturn, especially one caused by a governmental lock-down order, would significantly and adversely impact our ability to remain a viable business.

Our financial condition could be adversely affected if our available liquidity is insufficient. If our business is significantly adversely affected by further deterioration in the economic environment or otherwise, it could lead us to seek new or additional sources of liquidity to fund our needs. Currently, for a non-investment-grade company such as ours, the capital markets are challenging, with limited available financing and at higher costs than in recent years. There can be no guarantees that we would be able to access any new sources of liquidity on commercially reasonable terms or at all.

We may lose or fail to attract and retain key employees and management personnel. Our employees and their skills and relationships with outside parties, are among our most important assets. An important aspect of our competitiveness is our ability to attract and retain key employees and management personnel. Our ability to do so is influenced by a variety of factors, including the compensation we award, and could be adversely affected by our financial or market performance.

We will rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service. We will rely on computer hardware purchased or leased and software licensed from third parties in order to operate our video streaming business. This hardware and software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our products and service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business.

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Our business could be adversely affected if our customers are not satisfied with their service. Our business depends on our ability to satisfy our viewers. If a customer is not satisfied with the quality of the programming offered by our network, such viewers’ dissatisfaction could damage our ability to attract additional viewers. In addition, potential negative publicity related to our programming, regardless of its accuracy, may further damage our business by affecting our ability to attract viewers to our video streaming network.

Our ability to grow our business may depend on developing a positive brand reputation and customer loyalty. A positive brand reputation and an ability to nurture customer loyalty is critical to attracting new viewers to our video streaming network. We expect to expend resources, as may be available to us, to develop, maintain and enhance our brand in the near future. If we are unable to maintain and enhance our brand reputation and viewer satisfaction, our ability to attract new viewers will be harmed.

Investors may lose their entire investment if we fail to establish profitability. We have not operated profitably in prior periods, and there is no assurance that we will in the future. Further, our company, including JOIN, has a limited operations record from which you can evaluate our business and our prospects. Our prospects in this regard must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. We cannot guarantee that we will be successful in accomplishing our objectives. Investors should therefore be aware that they may lose their entire investment in the securities.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation. Litigation or legal proceedings could expose us to significant liabilities and damage our reputation. We may become party to litigation claims and legal proceedings. Litigation involves significant risks, uncertainties and costs, including distracting of management’s attention away from our current business operations. There can be no assurance that we will be successful in avoiding litigation or other legal proceedings, which could adversely affect our ability to operate profitably.

If we do not effectively manage changes in our business, these changes could place a significant strain on our management and operations. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources may not be adequate to support a changing and growing company. If our management fails to respond effectively to changes and growth in our business, including acquisitions, this could have a material adverse effect on our company’s business, financial condition, results of operations and future prospects.

As we attempt to expand our customer base through our marketing efforts, our new customers may use our products differently than our existing customers and, accordingly, our business model may not be as efficient at attracting and retaining new customers. As we attempt to expand our customer base, our new customers may use our products differently than our existing customers. For example, a greater percentage of new customers may take advantage of the free trial period we offer but ultimately choose to use another form of marketing to reach their constituents. If our new customers are not as loyal as our existing customers, our attrition rate will increase and our customer referrals will decrease, which would have an adverse effect on our results of operations. In addition, as we seek to expand our customer base, we expect to increase our spending on sales and marketing activities in order to attract new customers, which will increase our operating costs. There can be no assurance that these sales and marketing efforts will be successful.

Our operating expenses could increase without a corresponding increase in revenues. Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our consolidated financial results and on an investment in the Offered Shares. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our lack of adequate directors and officers liability insurance may also make it difficult for us to retain and attract talented and skilled directors and officers. In the future, we may be subject to litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date, we have not obtained directors and officers liability (“D&O”) insurance. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors, should they be subject to legal action based on their service to our company, could have a material adverse effect on our financial condition, results of operations and liquidity. Further, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

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We may not be able to compete effectively in our market. The unattended retail industry is highly competitive with few barriers to entry. Many of our competitors possess greater financial, sales, marketing and development resources, and enjoy greater brand recognition, that does our company. There is no assurance that we will be able to compete effectively in our industry. (See “Business—Competition”).

Introduction of new products and services by competitors could harm our competitive position and results of operations. The video streaming industry is characterized by extreme competition, evolving industry standards and evolving business and distribution models. Our future success will depend on our ability to gain recognition of our network brand as being of high quality and establish viewer loyalty, as well as our being able to anticipate and respond to emerging standards and other unforeseen changes. If we fail to satisfy such standards of operation, our operating results could suffer. Further, intra-industry consolidations may result in stronger competitors and may, therefore, also harm our future results of operations.

Our computer systems and those of third parties used in our operations are vulnerable to cybersecurity risks, including computer viruses, physical or electronic break-ins and similar disruptions. Any attempt by hackers to obtain our data or intellectual property, disrupt our operations, or otherwise access to our systems, or those of associated third parties, if successful, could harm our business, be expensive to remedy and damage our reputation. We will implement certain systems and processes to thwart hackers and protect our data and systems. Any significant disruption to our business operations could result in a loss of viewers and adversely affect our business and results of operation.

Privacy concerns could limit our ability to collect and leverage our customer data and disclosure of customer data could adversely impact our business and reputation. In the ordinary course of business, we will collect and utilize data supplied our viewers and their shipments. We currently face certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit its ability to collect, transfer and use data, could have an adverse effect on our business.

Our reputation and our relationships with customers would be harmed if customer data, particularly transportation logs or shipping manifests, were to be accessed by unauthorized persons. We will maintain certain customer data, including names and billing data, and shipping manifest information. Initially, this data will be maintained on third-party systems. With respect to billing data, such as credit card numbers, we will rely on licensed encryption and authentication technology to secure such information. Measures will be taken to protect against unauthorized intrusion into our company’s customers’ data. Despite these measures, our third-party payment processing services could experience an unauthorized intrusion into our customers’ data. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we do not expect to carry insurance against the risk of a data breach for the foreseeable future. For these reasons, should an unauthorized intrusion into customers’ data occur, our business could be adversely affected.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by competitors, the value of the our brand or intellectual property may be diminished, and our business adversely affected. We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our company may be diminished, competitors may be able to more effectively mimic our technologies and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

Risks Related to Securities Compliance and Regulation

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D. So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers and beneficial holders will only be available through periodic reports we file with OTC Markets.

Our common stock is not registered under the Exchange Act and we do not intend to register our common stock under the Exchange Act for the foreseeable future; provided, however, that we will register our common stock under the Exchange Act if we have, after the last day of any fiscal year, more than either (1) 2,000 persons; or (2) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

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Further, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

In addition, as long as our common stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5% of the class.

There may be deficiencies with our internal controls that require improvements. Our company is not required to provide a report on the effectiveness of our internal controls over financial reporting. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange’s requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

The outstanding shares of our Series A Preferred Stock preclude current and future owners of our common stock from influencing any corporate decision. Our outstanding shares of Series A Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series A Preferred Stock has the following voting rights: as a class, the Series A Preferred Stock shall have the right to vote in an amount equal to 51% of the total voting power of our company’s shareholders. Our sole officer and director, Alain Logua, owns all of the outstanding shares of our Series A Preferred Stock and will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Security Ownership of Certain Beneficial Owners and Management”).

We are authorized, in the sole discretion of our Board of Directors, to issue shares of preferred stock that possess significant anti-dilution protection. Currently, 40,000,000 shares of our authorized preferred stock remain undesignated. At any time, our Board of Directors could cause the designation and issuance of a series of preferred stock that would possess significant anti-dilution protection to its holders. In any such event, then-holders of our common stock, including the Offered Shares, would suffer dilution in their ownership percentage of our common stock. Our Board of Directors has no current plan to cause any such issuance of preferred stock.

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There is no minimum offering and no person has committed to purchase any of the Offered Shares. We have not established a minimum offering hereunder, which means that we will be able to accept even a nominal amount of proceeds, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Offered Shares or that we will sell enough of the Offered Shares necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Offered Shares.

We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common stock. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

You may never realize any economic benefit from a purchase of Offered Shares. Because the market for our common stock is volatile, there is no assurance that you will ever realize any economic benefit from your purchase of Offered Shares.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our shares of common stock are Penny Stock, which may impair trading liquidity. Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

The market price for our common stock has been, and may continue to be, highly volatile. The market for low-priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our common stock will continue. The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;
•	operating results that vary from the expectations of investors;
•	changes in expectations as to our future financial performance, including financial estimates by investors;
•	reaction to our periodic filings, or presentations by executives at investor and industry conferences;
•	changes in our capital structure;
•	announcements of innovations or new services by us or our competitors;
•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	lack of success in the expansion of our business operations;
•	announcements by third parties of significant claims or proceedings against our company or adverse developments in pending proceedings;
•	additions or departures of key personnel;
•	asset impairment;
•	temporary or permanent inability to offer our products and services; and
•	rumors or public speculation about any of the above factors.

The terms of this offering were determined arbitrarily. The terms of this offering were determined arbitrarily by us. The offering price for the Offered Shares does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See “Dilution”).

Our common stock is subject to price volatility unrelated to our operations. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our company’s competitors or our company itself. In addition, the over-the-counter stock market is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering. If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See “Dilution”).

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

DILUTION

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Offered Share and the net tangible book value of our common stock after this offering.

Assuming that we had acquired JOIN on December 31, 2022, our net tangible book value as of December 31, 2022, would have been $(129,586) (unaudited), or $(0.000) (unaudited) per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

The tables below illustrate the dilution to purchasers of Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Offered Shares are sold.

Assuming the Sale of 100% of the Offered Shares
Assumed offering price per share	$0.005
Net tangible book value per share as of December 31, 2022 (unaudited)	$(0.000)
Increase in net tangible book value per share after giving effect to this offering	$0.003
Pro forma net tangible book value per share as of December 31, 2022 (unaudited)	$0.003
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.002

Assuming the Sale of 75% of the Offered Shares
Assumed offering price per share	$0.005
Net tangible book value per share as of December 31, 2022 (unaudited)	$(0.000)
Increase in net tangible book value per share after giving effect to this offering	$0.003
Pro forma net tangible book value per share as of December 31, 2022 (unaudited)	$0.003
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.002

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Assuming the Sale of 50% of the Offered Shares
Assumed offering price per share	$0.005
Net tangible book value per share as of December 31, 2022 (unaudited)	$(0.000)
Increase in net tangible book value per share after giving effect to this offering	$0.002
Pro forma net tangible book value per share as of December 31, 2022 (unaudited)	$0.002
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.003

Assuming the Sale of 25% of the Offered Shares
Assumed offering price per share	$0.005
Net tangible book value per share as of December 31, 2022 (unaudited)	$(0.000)
Increase in net tangible book value per share after giving effect to this offering	0.001
Pro forma net tangible book value per share as of December 31, 2022 (unaudited)	$0.001
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.004

USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares at a per share price of $0.005, assuming the payment of no sales commissions or finder’s fees. There is, of course, no guaranty that we will be successful in selling any of the Offered Shares in this offering.

	Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold	125,000,000 shares	250,000,000 shares	375,000,000 shares	500,000,000 shares
Gross proceeds	$625,000	$1,250,000	$1,875,000	$2,500,000
Offering expenses	20,000	20,000	20,000	20,000
Net proceeds	$605,000	$1,230,000	$1,855,000	$2,480,000

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares at a per share price of $0.005.

	Use of Proceeds for Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Marketing and Advertising	$85,000	$185,000	$285,000	$380,000
Content Procurement	85,000	185,000	285,000	380,000
Strategic Acquisitions (1)	85,000	185,000	285,000	380,000
Personnel Expenses, including	85,000	185,000	285,000	380,000
Management	85,000	185,000	285,000	380,000
General and Administrative Expenses	85,000	185,000	285,000	380,000
Working Capital	95,000	120,000	145,000	200,000
Total Net Proceeds	$605,000	$1,230,000	$1,855,000	$2,480,000

(1)

We have no current agreement or understanding to acquire any business or group of operating assets. Funds allocated to strategic acquisitions that are not used for such purpose will be applied to working capital.

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we operate, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

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In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 500,000,000 Offered Shares on a best-efforts basis, at a fixed price of $0.005 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

We intend to sell the Offered Shares in this offering through the efforts of our Chief Executive Officer, Alain Logua. Mr. Logua will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Logua is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Logua:

•	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and
•	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
•	is not an associated person of a broker or dealer; and
•	meets the conditions of the following:

•	primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and
•	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
•	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 8% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 8% on the sale of Offered Shares effected by the broker-dealer.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please submit a request for information by e-mail to Mr. Logua at: alainloguajointv@gmail.com; all relevant information will be delivered to you by return e-mail.

Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described therein, which are:

•	Electronically execute and deliver to us a subscription agreement; and
•	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

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Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our company’s page on the SEC’s website: www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See “State Qualification and Investor Suitability Standards” below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $5,000 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $1,000.

State Law Exemption and Offerings to Qualified Purchasers

State Law Exemption. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Offered Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Offered Shares involves substantial risks and possible loss by investors of their entire investments. (See “Risk Factors”).

The Offered Shares have not been qualified under the securities laws of any state or jurisdiction. Currently, we plan to sell the Offered Shares in as many states as this offering is able to be qualified. In the case of each state in which we sell the Offered Shares, we will qualify the Offered Shares for sale with the applicable state securities regulatory body or we will sell the Offered Shares pursuant to an exemption from registration found in the applicable state’s securities, or Blue Sky, law.

Certain of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling the Offered Shares to others. Any such broker-dealer will be required to comply with the rules and regulations of the SEC and FINRA relating to underwriters.

Investor Suitability Standards. The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Issuance of the Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Offered Shares.

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DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of (a) 10,000,000,000 shares of common stock, $.001 par value per share; and (b) 50,000,000 shares of preferred stock, $.0001 par value per share, of which 10,000,000 shares are designated Series A Preferred Stock.

As of the date of this Offering Circular, there were (x) 304,639,044 shares of our common stock issued and outstanding held by 102 holders of record; and (y) 10,000,000 shares of Series A Preferred Stock were issued and outstanding held by one (1) holder of record.

Common Stock

General. The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Nevada law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Non-cumulative Voting. Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Pre-emptive Rights. As of the date of this Offering Circular, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

Series A Preferred Stock

Voting Rights. As a class, the Series A Preferred Stock shall have the right to vote in an amount equal to 51% of the total voting power of our company’s shareholders.

All shares of our Series A Preferred Stock are owned by our sole officer and director, Alain Logua. Due to the superior voting rights of the Series A Preferred Stock, Mr. Logua will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Security Ownership of Certain Beneficial Owners and Management” and “Certain Transactions—Series A Preferred Stock”).

Dividends. The Series A Preferred Stock has no right to receive dividends.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, the Series A Preferred Stock shall not be entitled to receive any amount.

Conversion Rights. The Series A Preferred Stock has no rights of conversion.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

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Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Nevada law.

Transfer Agent

We have retained the services of Nevada Agency and Transfer Company, 50 West Liberty Street, Suite 880, Reno, Nevada 89501, as the transfer agent for our common stock. Nevada Agency and Transfer Company’s website is located at: www.natco.org. No information found on Nevada Agency and Transfer Company’s website is part of this Offering Circular.

BUSINESS

Background

History. RINO International Corp. was originally incorporated in 1984 under the laws of the State of Minnesota. In December 2006, the company re-domiciled to the State of Nevada. For several years prior to our March 2023 acquisition of Join Entertainment, Inc., our company was a “shell company.” Effective with our acquisition of Join Entertainment, Inc., our company ceased to be a “shell company.”

Custodian. On April 12, 2021, Grassroots Advisory, LLC was appointed Custodian of our company by the Eighth Judicial District Court, Clark County, Nevada. On October 26, 2021, GrassRoots Advisory, LLC terminated this custodianship after returning our company to good standing with the State of Nevada, our transfer agent and OTC Markets.

Recent Change-in-Control Transaction and Acquisition. Effective March 28, 2023, a change in control of our company occurred. On such date, Diamond Eye Capital, Inc. sold 100% (10,000,000 shares) of the outstanding shares of our Series A Preferred Stock to Alain Logua. In connection with the change in control, Benjamin Oates resigned as our Sole Director and Alain Logua was appointed as the new Sole Director. Mr. Logua also assumed the offices of Chief Executive Officer and Secretary.

Also effective March 28, 2023, we acquired Join Entertainment, Inc., an Ontario, Canada, corporation (Join Entertainment), from Mr. Logua by the issuance of 100 shares of our common stock.

New Business Plan

With the acquisition of JOIN TV, we adopted the business plan of Join Entertainment as our primary business. JOIN TV – Just One Incredible Network – is a planned Canadian Entertainment Network that is to provide distribution and revenue generating solutions to OTT (Over-the-Top) platforms worldwide. We are an aggregator of FAST (Free Ad Streaming Television) channels: we will create them, distribute them, and then monetize them through the JOIN TV Global Network. (See “Our Business” below).

Corporate Information

Our principal executive offices are located at 101 East Park Boulvard, 6th Floor, Plano, Texas 75074; our telephone number is (800) 986-9260; our corporate website is located at www.jointvnetwork.com. No information found on our company’s website is part of this Offering Circular.

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FAST Channel Information

Free Ad Streaming Television (FAST) provides a similar viewing experience to linear television, complete with commercial breaks but is delivered at no cost through internet-connected TVs. FAST channels are yet another disruption to the broadcast television industry, a new, but familiar, development in an industry where television manufacturers, broadcast studios, and OTT subscription players garner new revenue supported by video advertisements that typically run 15-30 seconds.

Viewers see FAST channels as a complement or an alternative choice to the premium content they pay for, like Netflix, Amazon, HBO and Disney+. Additionally, FAST channels fill a gap found when consumers cut the cord, allowing them to quickly find and watch continuous content without searching and finding specific shows.

The most popular FAST channels are fairly broad. Currently, the top watched FAST channel broadcasters and networks are: Pluto TV (ViacomCBS), Xumo (NBCU), Tubi (Fox), Peacock (NBCU), The Roku Channel (RokuTM), IMDBTV (Amazon), and Samsung TV+ (Samsung) and LG Smart TV (LG).

Why FAST, Why Now? There are several factors contributing to the increasing popularity of FAST channels with viewers. Among them: the programming is free to watch, doesn’t require any dedicated set up like cable and pay TV, offers a wide array of linear and on-demand content, and its user-friendly program guides makes FAST a desirable option for viewers. With no cord connection required at the consumer’s end and minimal infrastructure on the delivery side, FAST channels are a simple solution to providing entertainment at no cost to the viewer and minimal expense to the distributor.

Many viewers have hit their limit on monthly content subscriptions, so FAST channels are a welcome way to fill their content gaps. The bottom line: FAST channels are experiencing faster user growth and overall consumption compared to paid subscription services and consumers who are “Cord-cutting” from traditional cable television subscriptions.

Cord-cutting is responsible for leading cable TV providers losing millions of customers they can’t seem to win back. In fact, traditional Pay-TV providers lost approximately 6 million Pay-TV subscribers each year from 2019 to 2022.

Key Statistics Regarding FAST Channel Growth.

4.1 billion USD is the expected revenue of linear free ad-supported streaming TV (FAST) in the US in 2023. (Source: Statista).

9 billion USD is the FAST channel ad revenue projection by 2026. (Source: S&P Global Market Intelligence).

1,400 is the minimum number of FAST channels across 22 networks. (Source: Variety).

18% is the increase in FAST channel ad impressions in 2022, and viewing time has gone up 10% year-over-year. (Source: Conviva).

Multiple FAST platforms are now more prominent in the number of viewers compared to cable and satellite TV platforms in the U.S. Networks continue to fuel this growth with idle content in their libraries, putting that content to good use, earning revenue with the FAST model.

A growing number of large media companies are investing in FAST, including Viacom (Pluto TV), NBCU (Peacock) and Fox (Tubi). TV manufacturers also have their own FAST channels: The Roku Channel, Samsung TV Plus, Vizio’s WatchFree+, and more. It’s also been widely reported that Google is about to launch 50 free ad-supported channels.

The economic case for developing FAST channels is strong, with ad revenue in the United States growing at an accelerated clip. S&P Global Market Intelligence recently estimated U.S. FAST business in the range of $4 billion in revenue this year and will more than double to almost $9 billion by 2026.

Cable and Pay-TV Cord-Cutting Trends. In total, major US cable TV and satellite TV companies have lost 25 million subscribers since 2012, and are projected to lose another 25 million by 2025. Most cord-cutters are not ditching TV all together, but are instead moving to all-digital streaming services, such as FAST Channels, that also includes Sling TV, YouTube TV, FuboTV, and Hulu + Live TV.

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Our Business

JOIN TV – Just One Incredible Network – is a planned Canadian Entertainment Network that is to provide distribution and revenue generating solutions to OTT (Over-the-Top) platforms worldwide. We are an aggregator of FAST (Free Ad Streaming Television) channels: we will create them, distribute them, and then monetize them through the JOIN TV Global Network.

Upon launch, the JOIN TV Network will be Canada’s Premiere FAST Channel Network with programming made accessible to world viewers through +1 Billion global devices (Smart TVs, Tablets, Laptops, Cell Phones) that already support FAST Channel Apps. Once completed, we seek to have the JOIN Network application, or app, embedded in future “Out-of-the-Box” consumer Smart TVs, along with Hospitality Grade Monitors.

The United States is a far more mature market for F.A.S.T. and many high-profile acquisitions have happened. Viacom purchased Pluto TV for (US) $340 million, Comcast acquired Xumo for (US) $100 million and FOX purchased Tubi for (US) $440 million. There are an estimated 4,000 channels in the United States, a vast majority of them have less than 20 hours of content available. All of JOIN TV’s channels are expected to have over 200 hours of content so the viewers will want to come back.

The Canadian F.A.S.T. industry is new and JOIN TV will have very early mover status into this technology and currently untapped marketplace.

JOIN TV intends to represent 1000’s of hours of Canadian content to broadcasters around the world which would make it the largest Canadian-based television distribution company. To achieve this status, we must obtain significant capital, including in this offering. There is no assurance that we will be able to obtain any amount of our required capital.

In addition to being a broadcasting Network, JOIN TV will support and launch stand-alone, “Branded” FAST channels for specific regions, industries, companies, or government programs to over +1 Billion Smart TVs globally.

Once JOIN TV has successfully established itself in the Canadian market, we intend widen our focus and expand into South America, the UK, Ireland and other European rights holders so we can create new channels and lead the way in Europe and Latin America.

We have received interest from varying levels of companies, brands and governments for JOIN TV to create their own “branded” television channels. These branded channels are a secondary revenue stream for our company that goes beyond the JOIN TV Network. Some of the groups include governments, marketing companies, international trade organization, and foreign companies looking to expand into the North America marketplace. We have not, as of the date of this Offering Circular, entered into any definitive agreement with any of these companies and there is no assurance that we will ever do so.

JOIN TV Coins – is a unique feature that JOIN TV will be offering its viewers as an “awards” program as part of a marketing campaign that will offer TV Coins with real value. Viewers earn TV Coins when commercials play that can be used towards online purchases through Amazon stores anywhere in the world. JOIN TV will be one of the first FAST Channel Networks to offer TV Coins to viewers making it unique from all other FAST networks.

Our management believes that the future of television is in FAST Channels, and JOIN TV is in a position to become the leader and premiere FAST Channel Network for Canada and for television viewership globally. To date, JOIN TV has been offered over 800,000 hours of content to air on the JOIN TV Network. Once we obtain needed capital, we will be able to begin securing the rights to such content.

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Revenue Generation

Advertising. The rise of FAST channels presents a new opportunity for advertisers to reach their target audience. As many FAST channels are a collection of content related to a specific niche interest, as long as marketers have a basic understanding of the interests of their target audience, JOIN TV has the potential to make strong connections between brand and consumer.

Revenues are generated through ad insertions (commercials) that are inserted during programming. Ad Revenues generated by FAST channels are calculated by “impressions”. Known as CPMs (Cost Per Milles) that show the amount of ad views the content provider gets paid for per 1,000 ad views.

This parameter can vary depending on the ad content and time of the day, but it usually fluctuates between $10 and $25. FAST allows distributors like JOIN TV to provide ad content more dynamically and makes it consumer-centered whether to a household in general or just one individual. The CPM model in FAST TV channels is measured in $40-$50 per 1,000 impressions. Thus, TV content providers can earn $0.60-$1 for every hour a single consumer watches their FAST channel. With an audience of millions of viewers, the cumulative number ends up being more profitable than monthly paid subscription models.

Taking into account the leading platforms in free ad-supported TV, it is easy to see the benefits they obtain from launching their FAST channels. For example, Hulu makes approximately $15 USD per month on advertising, per subscriber which is more than they charge for their premium ad-free package, which is currently $12.99.

(source article: https://amplify.nabshow.com/articles/why-streamers-are-pressing-fast-forward/ )

JOIN TV intends to align relevant brands with themed channels and content that fit advertisers’ target audience’s interests. JOIN TV will work with advertisers to create programmatic solutions to run dynamic overlays, split screen spots, and even brand and product insertions creating three key brand awareness opportunities for advertisers:

1. Growth potential: JOIN TV channels are free, available 24/7, and have no access limitations such as cable or satellite fees or sign-up.

2. Higher intent and attention: JOIN TV will offer quality programming and thematic content that appeals to niche target groups. When viewers join the JOIN Network – they join channels and programing of interest, for example: JOIN Music, JOIN Sports, JOIN Fashion, generating greater audience attention and niche advertising opportunities.

3. Personalization will increase: Beyond adding contextual advertising capabilities, JOIN TV plans to embed AI inside their FAST channels to personalize viewing guides, increasing target audience viewership. Data suggests FAST channels are here to stay and are an excellent opportunity for advertisers to connect with target buyers across a specific piece of content or an entire channel. If advertisers haven’t begun exploring FAST channels, 2023 is the time to start. Moreover, if a brand previously had success reaching customers on traditional broadcast television but, thanks to cord-cutting, have seen a decrease in reach, FAST channels are a great way to regain the demographic.

Distribution Revenues. In addition to accessing programming through the JOIN TV Network, the company intends also act as a distributor of Canadian content to other broadcasters as a third-party distribution agent making it the largest Canadian based television distribution company. In addition to being a broadcasting Network, JOIN TV can support and launch stand-alone, niche FAST channels for specific regions, industries, companies, or government programs to over +1 Billion Smart TVs Globally.

Branded Channel Revenues. JOIN TV has received interest from varying levels of companies, brands and governments for JOIN TV to launch “branded” television channels made available independent of the JOIN Network of channels. These “white-label” channels are an added revenue stream for the company that goes beyond the JOIN TV Network. Some of the groups include government agencies, marketing companies, international trade organizations, and foreign companies looking to expand product awareness into North America.

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QR Code Revenues. Second-screen usage is the new normal with 84% of US adults using a second screen (smartphone or tablet) while watching TV. This trend makes QR codes for FAST Channels an effective strategy, as viewers can scan the QR codes appearing on their favorite channel while watching their favorite program.

Traditional TV ads lack tracking abilities. Advertisers can’t determine how many people purchased their product after watching an ad. As a result, marketers often have to guess how their ads are performing. QR codes eliminate this guesswork as they are trackable, meaning that once they are completed, records of their usage will start being tracked. This includes information such as the location of the scan, the number of scans, what time the scans took place, as well as the operating system of the device used and whether a purchase was made as a result of the scanned code from a JOIN TV Channel.

JOIN TV intends to implement QR Codes on relevant channels and programming and receive a % of revenues generated through each QR Code purchase. JOIN TV will also use its QR Code technology as a “white-label” service that can be used on other FAST platforms or channels.

Branding and Marketing

JOIN Branding. Every JOIN TV Channel will be branded as “JOIN” as part of our NETWORK brand building strategy. Example: JOIN Fashion TV / JOIN Travel TV / JOIN Music TV – to create an instantly recognized brand and awareness campaign for all of JOIN TV’s Content Channels.

JOIN Marketing. JOIN TV and each channel on the JOIN TV Network will be promoted through a three-tier marketing campaign:

1. The JOIN TV Network will have its own promotional “Network Launch” campaign.

2. Each JOIN Channel upon launching will also have its own promotional campaign.

3. FAST Channel Providers that carry the JOIN TV Network (example Roku) will assist in the promotion with higher profile placement on their select content menus.

Additional marketing campaigns will include social media along with traditional media news releases focused on educating the public on the increasing demand for FAST Channels and will use JOIN TV as a way to educate new users searching for Free Ad Streaming Television.

JOIN TV Coins. JOIN TV Coins represents a unique feature that JOIN TV intends to offer its viewers as an “awards” program as part of a marketing campaign that will offer TV Coins with real value. Viewers earn TV Coins when commercials play that can be used towards online purchases through Amazon stores anywhere in the world. JOIN TV will be one of the first FAST Channel Networks to offer TV Coins to viewers making it unique from all other FAST networks.

Industry Background

FAST channels are available on over 1.4 billion Smart televisions around the world, distributed by services such as Amazon Prime, Roku, Google Chromecast, LG, Samsung, Apple + and 25 others. Each channel will have their own dedicated app so viewers can watch content anywhere and anytime.

Revenue Streams are generated through inserted advertisement (commercials), or paid service channels (such as government or corporate channels) and the distribution of acquired content to other broadcasters. Additional revenue streams are generated through onscreen QR Code links, banner ads and live event programs scheduled as pay-per-view content.

Canadian FAST Industry. The Canadian FAST industry is relatively new and JOIN TV will have very early mover status into this technology. The landscape for Canadian programming is changing, with networks such as Bell, Rogers and Corus cutting back on their programming, the cable channels have suffered. Netflix and other SVOD (Subscription Video on Demand) channels are losing subscribers mainly due to an unwillingness to pay the rising monthly fees. FAST channels are free and are paid for with 6 to 12 minutes of advertising per hour.

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U.S. FAST Industry. The United States is a far more mature market for FAST and many high-profile transactions have happened. In January 2019, Viacom purchased Pluto TVTM for $340 million. In February of 2020, Comcast acquired XumoTM for over $100 million, and in March 2020, Fox purchased Tubi for $440 million.

As of 2021, 83% of households in the United States have at least one (FAST) channel, used by at least one person every month. At the same time, advertisers are shifting their dollars from traditional TV to streaming TV, with marketers estimated to spend over $25 billion on advertising-supported video by 2025.

In 2022, Streaming Stocks plunged after Netflix loses 200K subscribers in the first three months of the year; worse, it anticipates losing another 2 million by year’s end. The news comes as a shock, as Wall Street reportedly expected the company to tack on 2.5 million subscribers and experience future growth… not lose them by the hundreds of thousands. In light of the report, Netflix stock plummeted 35 percent, losing $55 billion in market capitalization.

In Q1 2023, Fox turned down $2 Billion USD offer to sell Tubi, according to Bloomberg. With the undeniable shift to (FAST), free ad-supported models have emerged as front-runners in the race for consumer attention and ad revenue for both content owners and advertisers, this means now is the time to monetize premium content through an ad-only business model. The consumer demand is there – and they are telling us they want more (FAST) platforms, rather than subscription based streaming platforms.

Not only is FAST a viable consumer alternative to on-demand streaming platforms, but consumers are clearly shifting their time and attention toward this model. And, good news, so are advertisers.

200 million global viewers and 47% of US consumers are watching ad-supported platforms like Samsung TV Plus, The Roku Channel, Pluto, and Amazon IMDb TV—and as new FAST services launch, this trend will only accelerate. Meanwhile, marketers are betting big on FAST, estimated to spend over $25 Billion on advertising-supported video by 2025.

Competition

The market for entertainment video is intensely competitive and subject to rapid change. JOIN TV will compete against other entertainment video providers, such as multichannel video programming distributors (MVPDs), internet-based movie and TV content providers, video gaming providers and, more broadly, against other sources of entertainment that potential JOIN TV viewers could choose in their free time.

JOIN TV will also compete against entertainment video providers in obtaining content that viewers will enjoy. We will strive to cause potential viewers to select JOIN TV content in their free time.There is no assurance that we be able to compete effectively.

In the fourth quarter of 2022, PLUTO TV (owned by Paramount Streaming, a division of Paramount Global) announced plans to enter the Canadian FAST Channel market with select channels including a 365 day a year Christmas Content Channel. The Founders of JOIN TV see this as good news as proof that there is strong interest from U.S. based and owned companies looking to expand into the Canadian and global FAST Channel Market.

Canada Media Fund annual report singles out three companies for the future of FAST TV in Canada: Blue Ant Media (8 channels mostly of content they produce), Pluto (an American service with 125 channels in Canada most of which are very old content) and the JOIN TV Network will be launching in April 2023 with +15 channels of mostly brand new content: https://prospective2023.cmf-fmc.ca/Business-Beyond-2023/Macroeconomics.

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Intellectual Property

In General. We regard our rights to intellectual property pertaining to “JOIN TV” and our business know-how as having significant value and as being an important factor in the growth of our business. Our policy is to establish, enforce and protect our intellectual property rights using the intellectual property laws.

Trademarks. We are the owner of the “JOIN TV” trademark. We intend to file a trademark application in Canada and the U.S. in the near future.

Litigation

We have no current, pending or threatened legal proceedings or administrative actions either by or against us that could have a material effect on our business, financial condition, or operations and any current, past or pending trading suspensions.

Facilities

Our Chief Executive Officer provides office space necessary to our current level of activities at no charge.

Employees

As of the date of this Offering Circular, we have no full-time employees. Our Chief Executive Officer performs all required corporate actions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our unaudited financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Basis of Presentation

Because our company was a “shell company” for several years prior to March 28, 2023, the date we acquired Join Entertainment, Inc., this section presents information concerning JOIN for the periods and as of the dates indicated. This information includes JOIN’s financial results, as well as narrative descriptions thereof. In addition, where appropriate, this section presents pro forma financial information, which assumes our company’s acquisition of JOIN had occurred on certain prior dates, as indicated.

Results of Operations

Our Company – Three Months Ended March 31, 2023 and 2022. During both periods, except for the final three days of the period ended March 31, 2023, our company was a “shell company” and had no operations and nominal assets. For the three months ended March 31, 2023, we incurred operating expenses of $4,952 (unaudited) and reported a net loss of $4,776 (unaudited). For the three months ended March 31, 2022, we incurred no operating expenses and reported a net loss of $-0- (unaudited).

With the completion of the JOIN acquisition in March 2023, we expect that we will begin to generate revenues in the fourth quarter of 2023, assuming we have obtained needed capital, including in this offering, of which there is no assurance. However, we cannot predict the levels of our future revenues.

Our Company – Years Ended December 31, 2022 and 2021. During both years, our company was a “shell company” and had no operations and nominal assets. For the year ended December 31, 2022, we incurred operating expenses of $1,535,376 (unaudited) and reported a net loss of $1,565,423 (unaudited). For the year ended December 31, 2021, we incurred no operating expenses and reported a net loss of $-0- (unaudited). The increase in our operating expenses for the year ended December 31, 2022, is primarily attributable to the issuance of shares of common stock for services in the amount of $1,513,997 (unaudited).

JOIN – Period from Inception (September 1, 2022) Through December 31, 2022. During the period from inception (September 1, 2022) through December 31, 2022, JOIN generated no revenues, incurred $28,100 (unaudited) in operating expenses, a loss on foreign exchange translation of $23,623 (unaudited) and reported a net loss of $51,733 (unaudited).

Year Ended December 31, 2022, Pro Forma. On a combined basis during the year ended December 31, 2022, our company and JOIN generated no revenues and experienced a net loss of $1,587,156 (unaudited), due to our company’s net loss of $1,535,423 (unaudited) and JOIN’s net loss of $51,733 (unaudited).

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Our 2023 Plan of Operation

We believe that the proceeds of this offering will satisfy our cash requirements for at least the next twelve months.

During the remainder of 2023 and the first half of 2024, we will take such steps as our level of funding will permit to derive revenues from our established JOIN TV streaming platform.

JOIN TV intends to represent 1000’s of hours of Canadian content to broadcasters around the world which would make it the largest Canadian-based television distribution company. To achieve this status, we must obtain significant capital, including in this offering. There is no assurance that we will be able to obtain any amount of our required capital.

In addition to being a broadcasting Network, JOIN TV will support and launch stand-alone, “Branded” FAST channels for specific regions, industries, companies, or government programs to over +1 Billion Smart TVs globally.

Once JOIN TV has successfully established itself in the Canadian market, we intend widen our focus and expand into South America, the UK, Ireland and other European rights holders so we can create new channels and lead the way in Europe and Latin America.

We have received interest from varying levels of companies, brands and governments for JOIN TV to create their own “branded” television channels. These branded channels are a secondary revenue stream for our company that goes beyond the JOIN TV Network. Some of the groups include governments, marketing companies, international trade organization, and foreign companies looking to expand into the North America marketplace. We have not, as of the date of this Offering Circular, entered into any definitive agreement with any of these companies and there is no assurance that we will ever do so.

JOIN TV Coins – is a unique feature that JOIN TV will be offering its viewers as an “awards” program as part of a marketing campaign that will offer TV Coins with real value. Viewers earn TV Coins when commercials play that can be used towards online purchases through Amazon stores anywhere in the world. JOIN TV will be one of the first FAST Channel Networks to offer TV Coins to viewers making it unique from all other FAST networks.

Our management believes that the future of television is in FAST Channels, and JOIN TV is in a position to become the leader and premiere FAST Channel Network for Canada and for television viewership globally. To date, JOIN TV has been offered over 800,000 hours of content to air on the JOIN TV Network. Once we obtain needed capital, we will be able to begin securing the rights to such content.

Financial Condition, Liquidity and Capital Resources

Our Company – March 31, 2023. At March 31, 2023, our company possessed $262 (unaudited) in cash and had a working capital deficit of $34,573 (unaudited) compared to $121 (unaudited) in cash and a working capital deficit of $1,379 (unaudited) at December 31, 2022.

Our company’s current cash position of approximately $____ is not adequate for our company to maintain its present level of operations through the remainder 2023. We must obtain additional capital from third parties, including in this offering, to implement our business plan. There is no assurance that we will be successful in obtaining such additional capital, including through this offering.

December 31, 2022, Pro Forma. On a combined basis, our company and JOIN had cash of $5,211 (unaudited) and a working capital deficit of $29,768 (unaudited) at December 31, 2022.

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Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

To date, we have not entered into any significant long-term obligations that require us to make monthly cash payments.

Capital Expenditures

Without proceeds from this offering, we do not expect to make capital expenditures during the next twelve months.

COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 (coronavirus) outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. The virus and actions taken to mitigate its spread have had and are expected to continue to have a broad adverse impact on the economies and financial markets of many countries, including the geographical areas in which our company operates.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

                The following table sets forth certain information concerning our company’s executive management.

Name	Age	Position(s)
Alain Logua	45	Chief Executive Officer, Chief Financial Officer, Secretary and Director
Gordon Weiske	52	Director
Warren Campbell	60	Director

Our directors serve until a successor is elected and qualified. Our officers are elected by the Board of Directors to a term of one (1) year and serves until their successor(s) is duly elected and qualified, or until they are removed from office.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

Alain Logua has served as Chief Executive Officer, Chief Financial Officer, Secretary and Director since March 2023. For more than the past ten years, Mr. Logua has been self-employed within the hospitality and entertainment industries, with an emphasis in the areas of marketing and project management.

Gordon Weiske has served as a Director since June 2023. For more than the last 10 years, Mr. Weiske has been founder and owner of CanWood Entertainment, a production company based in Canada. From October 2020 to January 2022, Mr. Weiske served as Chief Strategy Officer for UTU Technology, a Canadian technology company. In September 2022, Mr. Campbell co-founded Join Entertainment, Inc., our company’s recently-acquired subsidiary.

Warren Campbell has served as a Director since June 2023. For more than the past 10 years, Mr. Campbell has been founder and owner of True Gravity Media, an entertainment company based in Canada. In September 2022, Mr. Campbell co-founded Join Entertainment, Inc., our company’s recently-acquired subsidiary.

Conflicts of Interest

At the present time, we do not foresee any direct conflict between our sole officer and director, his other business interests and his involvement in our company.

Corporate Governance and Director Independence

Our Board has not established any committees, including an audit committee, a compensation committee or a nominating committee, or any committee performing a similar function. The functions of those committees are being undertaken by our Board. Because we do not have any independent directors, our Board believes that the establishment of committees of our Board would not provide any benefits to our company and could be considered more form than substance.

We do not have a policy regarding the consideration of any director candidates that may be recommended by our stockholders, including the minimum qualifications for director candidates, nor have our officers and directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our officers and directors have not considered or adopted any of these policies as we have never received a recommendation from any shareholder for any candidate to serve on our Board of Directors.

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Given our relative size and lack of directors’ and officers’ insurance coverage, we do not anticipate that any of our shareholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all current members of our Board will participate in the consideration of director nominees.

As with most small, early-stage companies until such time as our company further develops our business, achieves a revenue base and has sufficient working capital to purchase directors’ and officers’ insurance, we do not have any immediate prospects to attract independent directors. When we are able to expand our Board to include one or more independent directors, we intend to establish an audit committee of our Board of Directors. It is our intention that one or more of these independent directors will also qualify as an audit committee financial expert. Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent, and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an audit committee or other committee of our Board.

Our Sole Director is not independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Chief Executive Officer, Alain Logua, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mr. Logua collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

Our Board of Directors has not adopted a Code of Ethics for our company.

EXECUTIVE COMPENSATION

In General

As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Name and Principal Position	Year Ended 12/31	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alain Logua (1) Chief Executive Officer and Secretary	2022 2021	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---
Benjamin Oates (Former Chief Executive Officer)	2022 2021	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---

(1)	Mr. Logua did not become our Chief Executive Officer until March 2023.

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Outstanding Option Awards

                The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Alain Logua	---	---	---	N/A	N/A	---	---	---	---

Outstanding Equity Awards

During our last two fiscal years, our Board of Directors made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no long-term incentive plans.

Director Compensation

Our directors receive no compensation for their serving as directors of our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Offering Circular, information regarding beneficial ownership of our common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying convertible instruments, if any, held by that person are deemed to be outstanding if the convertible instrument is exercisable within 60 days of the date hereof.

	Share Ownership Before This Offering		Share Ownership After This Offering
Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Number of Shares Beneficially Owned	% Beneficially Owned(2)	Effective Voting Power
Common Stock
Executive Officers and Directors
Alain Logua Gordon Weiske Warren Campbell Officers and directors, as a group (3 persons)	100 0 0 100	* 0% 0% *	100 0 0 100	* 0% 0% *	See Note 3 and Note 7
5% Owners
Diamond Eye Capital, Inc.(4) 7P Capital, LLC(5) Gafong Limited(6)	200,000,000 30,000,000 16,109,679	65.65% 9.85% 5.29%	200,000,000 30,000,000 16,109,679	24.86% 3.73% 2.00%
Series A Preferred Stock(7)
Alain Logua	10,000,000	100%	10,000,000	100%

*	Less than 1%.
(1)	Based on 304,639,044 shares outstanding, before this offering.
(2)	Based on 804,639,044 shares outstanding, assuming the sale of all of the Offered Shares, after this offering.
(3)

Due to the superior voting rights of the Series A Preferred Stock, Alain Logua, our sole officer and director, will be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction.

(4)	Andrew Van Noy is the President of this entity.
(5)	Doug DiSanti is the manager of this entity.
(6)	Zou Dejun possesses investment authority with respect to the shares of common stock owned by this entity.
(7)

The Series A Preferred Stock has the following voting rights: as a class, the Series A Preferred Stock shall have the right to vote in an amount equal to 51% of the total voting power of our company’s shareholders. (See Note 3).

28

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Change in Control

At the close of business on March 28, 2023, there occurred a change in control of the Company, whereby Alain Logua purchased securities representing voting control of our company from Diamond Eye Capital, Inc., for $60,000 in cash and $140,000 in the form of a promissory note. In conjunction with the change-in control transaction, our former sole officer and director, Benjamin Oates, resigned as sole director and Mr. Logua was appointed as our company’s current sole director. In addition, Mr. Logua was appointed as our Chief Executive Officer, Chief Financial Officer and Secretary.

Acquisition Transaction

Following the change-in-control transaction, and in light of our company’s failure to have established a viable business, our Board of Directors adopted a new business model for our company, to wit: effective March 28, 2023, we acquired Join Entertainment, Inc., an Ontario, Canada, corporation (JOIN), a OTT video streaming network operator. In the acquisition, we issued 100 shares of our common stock to the owner of JOIN, Alain Logua, our sole officer and director. The Board of Directors did not employ any standard valuation model in determining the consideration to be paid in the acquisition of JOIN.

On the date of acquisition of JOIN, our company ceased being a “shell company.”

Series A Preferred Stock

Due to the superior voting rights of the Series A Preferred Stock, Alain Logua, our sole officer and director, will be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction.

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC, Flower Mound, Texas. Newlan Law Firm, PLLC owns no securities of our company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

29

INDEX TO FINANCIAL STATEMENTS

JOIN Entertainment Holdings, Inc.

(formerly RINO International Corp.)

30

JOIN ENTERTAINMENT HOLDINGS, INC.

(formerly RINO International Corp.)

Balance Sheets

(unaudited)

	3/31/23	12/31/22
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$262	$121
Total Current Assets	262	121
TOTAL ASSETS	$262	$121
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,500	$1,500
Notes payable	33,335
TOTAL CURRENT LIABILITIES	34,835	1,500
STOCKHOLDERS’ EQUITY
Preferred Stock ($0.0001 par value, 50,000,000 shares authorized) Series A - 10,000,000 shares authorized; 10,000,000 shares and -0- shares issued and outstanding at December 31, 2022 and 2021, respectively	1,000	1,000
Common stock ($0.0001 par value, 10,000,000,000 shares authorized) 304,639,044 shares and 304,639,044 shares issued and outstanding at March 31, 2023, and December 31, 2022, respectively	30,463	30,463
Additional paid-in capital	109,079,743	109,108,126
Retained earnings	(109,145,779)	(109,140,968)
Total stockholders’ equity	(34,573)	(1,379)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$262	$121

The accompanying notes are an integral part of these unaudited financial statements.

F-1

JOIN ENTERTAINMENT HOLDINGS, INC.

(formerly RINO International Corp.)

Statements of Operations

(unaudited)

	Three Months Ended 3/31/23		Three Months Ended 3/31/22
Revenues	$	---	$	---
Operating expenses
Selling, General and administrative expense		4,952		---
Total operating expenses		4,952		---
Loss from operations		(4,952)		---
Foreign exchange translation		176		---
Loss before income taxes		(4,776)		---
Provision for income taxes		---		---
Net profit		$(4,776)	$	---
Net profit (loss) per common share
Basic and Diluted		$(0.00)		$0.00
Weighted average number of common shares outstanding
Basic and diluted		304,639,044		283,793,541

The accompanying notes are an integral part of these unaudited financial statements.

F-2

JOIN ENTERTAINMENT HOLDINGS, INC.

(formerly RINO International Corp.)

Consolidated Statement of Changes in Stockholders’ Equity

For the Three Months Ended March 31, 2023 and 2022

(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Totals
Three Months Ended March 31, 2022
Balance, December 31, 2021 (unaudited)	10,000,000	1,000	258,604,602	25,860	107,578,685	(107,605,545)	---
No equity transactions	---	---	---	---	---	---	---
Balance, March 31, 2022 (unaudited)	10,000,000	1,000	258,604,602	25,860	107,578,685	(107,605,545)	---
Three Months Ended March 31, 2023
Balance, December 31, 2022 (unaudited)	10,000,000	$1,000	304,639,044	$30,463	$109,108,126	$(109,140,968)	$(1,379)
Effect of acquisition equity	---	---	---	---	(28,383)	---	(28,383)
Net loss	---	---	---	---	---	(4,811)	(4,811)
Balance, March 31, 2023 (unaudited)	10,000,000	1,000	296,417,260	29,641	109,079,743	(109,145,779)	(34,573)

The accompanying notes are an integral part of these unaudited financial statements.

F-3

JOIN ENTERTAINMENT HOLDINGS, INC.

(formerly RINO International Corp.)

Statements of Cash Flows

(unaudited)

	Three Months Ended 3/31/23	Three Months Ended 3/31/22
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,776)	$	---
Net cash provided by operating activities	(4,776)		---
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash provided by investing activities	---		---
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of note	---		---
Net cash provided by financing activities	---		---
Net change in cash	4,776		---
Cash, beginning of period	5,038		---
Cash, end of period	$262	$	---

The accompanying notes are an integral part of these unaudited financial statements.

F-4

JOIN ENTERTAINMENT HOLDINGS, INC.

Notes to Unaudited Financial Statements

March 31, 2023

1. ORGANIZATION AND LINE OF BUSINESS

Organization

RINO International Corporation (“we”, “us”, “our”, “Rino”, or the “Company”) is a Nevada corporation. In approximately 2010, the Company ceased operations and was designated as a shell company.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. As of December 31, 2022, the Company had no significant assets, liabilities or revenue and has historically reported net losses, and no operations, which raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, an additional cash infusion. The Company has obtained funds from its lenders and investors since its inception through December 31, 2022. It is management’s plan to generate additional working capital from increasing sales from the Company’s service offerings, in addition to acquiring profitable companies.

Business Description

The Company was originally incorporated in 1984 in accordance with the laws of the State of Minnesota. On December 27, 2006, the shareholders of the Company approved a proposal to re-domicile the Company from the State of Minnesota to the State of Nevada. The Company through its 100% owned subsidiaries and Variable Interest Entities (“VIEs”), engaged in designing, developing, manufacturing, and installation of environmental protection and energy saving industrial equipment in the People’s Republic of China (PRC).

On February 22, 2010, Dalian RINO Environment Engineering Science and Technology Co., Ltd. (“Dalian RINO”) and three other unrelated Chinese based companies formed Dalian Environment Exchange Co., Ltd., under the laws of PRC. Dalian RINO was mainly engaged in the business of providing comprehensive services for trading of proprietary technology and other rights and interests within environmental protection and energy sector.

On July 14, 2010, RINO Investment (Dalian) Co., Ltd. (“Rino Investment”) established a new 100% owned subsidiary in Dalian, named Dalian RINO Solid Waste Treatment Co., Ltd. (“RINO Sludge”). RINO Sludge was engaged in the business of municipal sludge and solid waste treatment.

On August 3, 2010, Dalian RINO established a new 100% subsidiary named Dalian RINO Logistics Co., Ltd. (“Rino Logistics”). RINO Logistics was mainly engaged in providing cargo transportation services.

With the absence of prior operation records and the passage of the statute of limitations the company has recorded adjustments to the financial statements of the year ended December 31, 2018 to zero out all financial statement balances related to the prior operations.

As of December 31, 2022, RINO International Corp was a shell company seeking to merge with other entities with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. The accompanying financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The Company is a development stage enterprise devoting substantial efforts to establishing a new business, financial planning, raising capital, and research into products which may become part of the Company’s product portfolio. A development stage company is defined as one in which all efforts are devoted substantially to establishing a new business and, even if planned principal operations have commenced, revenues are insignificant.

Effective March 28, 2023, the Company acquired Join Entertainment, Inc. by the issuance of 100 shares of common stock. The acquisition transaction with respect to Join Entertainment involved the Company’s new control person, Alain Logua. Mr. Logua received all of the Company’s common stock issued in the acquisition of Join Entertainment.

With the acquisition fo Join Entertainment, the Company ceased by a “shell company.”

F-5

New Business Operations

The Company, through Join Entertainment, Inc., is a F.A.S.T. Marketplace – FAST (Free Ad Supported Television) that bypasses cable and satellite television providers that traditionally act as a controller or distributor and is accessed directly via the internet to over 1+ Billion Smart TVs globally. Viewers watch On-Demand or Streaming Programs for FREE / No need to pay for Cable or monthly subscription fees. Current examples of (FAST) channels include: Hulu, Pluto, Roku, Tubi, Sling.

JOIN TV Network – JOIN (Just One Incredible Network) is Canadian owned and operated and upon launch will be Canada’s Premiere FAST Channel Network with over 25 unique channels of content made available to viewers globally.

In addition to broadcasting channels JOIN TV will represent 1000’s of hours of content to other broadcasters around the world making it the largest Canadian based television distribution company.

Revenue Streams – are generated through commercials, paid service channels (such as government channels) and the distribution of acquired content to other broadcasters. Additional revenue streams are generated through onscreen QR Code links, banner ads and live event programs scheduled as pay-per-view.

TV Coins – is a unique feature that JOIN TV will be offering its viewers as an “awards” program with real cash value. Viewers earn.

TV Coins when commercials play that can be used towards online purchases through AMAZON stores anywhere in the world. JOIN TV will be one of the first FAST Channel Networks to offer TV Coins to viewers making it unique from all other FAST networks.

Unique Marketing Strategy – in addition to using traditional brand building and marketing campaigns, JOIN TV has secured and will host the first ever FAST Hollywood Summit at the 2023 Toronto International Film Festival with plans to expand the summit in 2024 to other major TV and Film Festivals including: Sundance, Cannes, SXSW, and AFM. The FAST Hollywood Summit is owned and operated by JOIN Entertainment – and is an opportunity created to position JOIN TV at center stage within the entire global FAST marketplace.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Rino is presented to assist in understanding the Company’s Consolidated Financial Statements. The Consolidated Financial Statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the Consolidated Financial Statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Since the Company has limited operations, estimates are primarily used in measuring liabilities, fair value assumptions in accounting for business combinations and analyzing goodwill, intangible assets, and long-lived asset impairments and adjustments.

Cash and Cash Equivalents

For purposes of reporting within the statements of cash flows, theCompany considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Accounts Receivable

The Company has not yet extended credit to its customers. Accounts receivable are customer obligations due under normal trade terms. Once the Company resumes offering credit to its customers, we will perform continuing credit evaluations of our customers’ financial condition. Management will review accounts receivable on a regular basis, based on contractual terms and how recently payments have been received to determine if any such amounts will potentially be uncollected. The Company will include any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable would be written off. The balance of the allowance account at March 31, 2023, and December 31, 2022, were both zero.

F-6

Property and Equipment

Property and equipment are stated at cost, and are depreciated or amortized using the straight-line method over the following estimated useful lives:

Furniture, fixtures & equipment	7 Years
Computer equipment	5 Years
Commerce server	5 Years
Computer software	3 - 5 Years
Leasehold improvements	Length of the lease

Since the Company had no depreciable assets, depreciation expense was zero for the periods ended March 31, 2023, and December 31, 2022.

Impairment of Long –Lived Assets

The Company reviews and evaluates its long-lived assets for impairment at each balance sheet date and documents such impairment testing. The tests include an evaluation of the assets and events or changes in circumstances that would indicate that the related carrying amounts may not be recoverable.

The tests for long-lived assets in the exploration, development or producing stage that would have a value beyond proven and probable reserves would be monitored for impairment based on factors such as current market value and future undiscounted cash flows expected to result from the use of the related assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future net undiscounted cash flows expected to be generated by the asset, including evaluating its reserves beyond proven and probable amounts.

The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable either by impairment or by abandonment of the property. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds its fair value.

Revenue Recognition

During the three months ended March 31, 2023 and 2022, the Company had no revenue. However, when we do record revenue, it will be in accordance with ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”). Deferred revenue and customer deposits as of March 31, 2023, and December 31, 2022, were both zero.

Research and Development

Research and development costs are expensed as incurred. Total research and development costs were zero for the three months ended March 31, 2023 and 2022.

Advertising Costs

The Company expenses the cost of advertising and promotional materials when incurred. Total advertising cost was zero for the three months ended March 31, 2023 and 2022.

Fair value of financial instruments

Fair value is defined as the price to sell an asset or transfer a liability, between market participants at the measurement date. Fair value measurements assume that the asset or liability is (1) exchanged in an orderly manner, (2) the exchange is in the principal market for that asset or liability, and (3) the market participants are independent, knowledgeable, able and willing to transact an exchange. Fair value accounting and reporting establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment is required to interpret the market data used to develop fair value estimates. As such, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current exchange. The use of different market assumptions and/or estimation methods could have a material effect on the estimated fair value.

F-7

ASC Topic 820 established a nine-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Basic and Diluted Net Income (Loss) per Share Calculations

Income (Loss) per Share dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

For the three months ended March 31, 2023 and 2022, the Company did not exclude any shares from the calculation of earnings per share.

Dilutive per share amounts are computed using the weighted-average number of common shares outstanding and potentially dilutive securities, using the treasury stock method if their effect would be dilutive.

Income Taxes

The Company accounts for income taxes pursuant to FASB ASC Topic 740, Income Taxes. Under FASB ASC Topic 740, deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry-forward period under the Federal tax laws.

Changes in circumstances, such ast he Company generating taxable income, could cause a change in judgment about the reliability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

Employee Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation - Stock Compensation (“ASC 718”). ASC 718 addresses allforms ofshare-based payment(“SBP”) awards including shares issued under employee stock purchase plans and stock incentive shares. Under ASC 718 awards result in a cost that is measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations.

Recently Adopted Accounting Pronouncements

The Company does not elect to delay complying with any new or revised accounting standards, but to apply all standards required of public companies, according to those required application dates. Management reviewed accounting pronouncements issued during the three months ended March 31, 2023, and no pronouncements were adopted during the period.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2022. We are currently in the process of evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In January 2017, the FASB issued 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test and eliminating the requirement for a reporting unit with a zero or negative carrying amount to perform a qualitative assessment. Instead, under this pronouncement, an entity would perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and would recognize an impairment change for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized is not to exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects will be considered, if applicable. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosure.

F-8

3. REVENUE RECOGNITION

Although the Company currently does not have any revenue, when revenue recognition resumes, the Company will record the transactions in accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The core principles of revenue recognition under ASC 606 includes the following five criteria:

1.

Identify the contract with the customer. Contract with our customers may be oral, written, or implied. A written and signed contract stating the terms and conditions is the preferred method and is consistent with most customers. The terms of a written contract may be contained within the body of an email, during which proposals are made and campaign plans are outlined, or it may be a stand-alone document signed by both parties. Contracts that are oral in nature are consummated in status and pitch meetings and may be later followed up with an email detailing the terms of the arrangement, along with a proposal document. No work is commenced without an understanding between the Company and our customers, that a valid contract exists.

2.

Identify the performance obligations in the contract. Our sales and account management teams define the scope of services to be offered, to ensure all parties are in agreement and obligations are being delivered to the customer as promised. The performance obligation may not be fully identified in a mutually signed contract, but may be outlined in email correspondence, face-to-face meetings, additional proposals or scopes of work, or phone conversations.

3.

Determine the transaction price. Pricing is discussed and identified by the operations team prior to submitting a proposal to the customer. Based on the obligation presented, third-party service pricing is established, and time and labor are estimated, to determine the most accurate transaction pricing for our customer. Price is subject to change upon agreed parties, and could be fixed or variable, milestone focused or time and materials.

4.

Allocate the transaction price to the performance obligations in the contract. If a contract involves multiple obligations, the transaction pricing is allocated accordingly, during the performance obligation phase (criteria 2 above).

5.	Recognize revenue when (or as) we satisfy a performance obligation. The Company will evaluate the performance obligations as revenue recognition materializes.

4. LIQUIDITY AND OPERATIONS

The Company had a net loss of $4,776 for the quarter ended March 31, 2023, and net cash used in operating activities of $4,952.

As March 31, 2023, the Company did not have short-term borrowing relationship with any lenders.

While the Company hopes that its capital needs in the foreseeable future may be met by operations, there is no assurance that the Company will be able to generate enough positive cash flow to finance its growth and business operations in which event, the Company may need to seek outside sources of capital. There can be no assurance that such capital will be available on terms that are favorable to the Company or at all.

5. INTANGIBLE ASSETS

As of March 31, 2023, the Company had no goodwill or intangible assets.

6. CAPITAL STOCK

At December 31, 2022, the Company’s authorized stock consists of 10,000,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value of $0.0001 per share. The rights, preferences and privileges of the holders of the preferred stock will be determined by the Board of Directors prior to issuance of such shares. The conversion of certain outstanding preferred stock could have a significant impact on our common stockholders.

F-9

Common Stock

At March 31, 2023, the Company’s authorized stock consists of 10,000,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value of $0.0001 per share. The rights, preferences and privileges of the holders of the preferred stock will be determined by the Board of Directors prior to issuance of such shares. The conversion of certain outstanding preferred stock could have a significant impact on our common stockholders.

As of March 31, 2023 and March 31, 2022, there were 304,639,044 and 258,604,602 shares of common stock outstanding, respectively.

Preferred Stock

As of March 31, 2023, and December 31, 2022, there were 10,000,000 and 10,000,000 shares of preferred stock outstanding, respectively.

7. STOCK OPTIONS AND WARRANTS

As of March 31, 2023, and December 31, 2022, no stock options or warrants were outstanding.

8. RELATED PARTIES

In March 31, 2023, the Company acquired Join Entertainment, Inc. by the issuance of 100 shares of common stock. The acquisition transaction with respect to Join Entertainment involved the Company’s new control person, Alain Logua. Mr. Logua received all of the Company’s common stock issued in the acquisition of Join Entertainment.

9. CONCENTRATIONS

None noted

10. COMMITMENTS AND CONTINGENCIES

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” Topic 842, which amends the guidance in former ASC Topic 840, Leases (“ASC 840”). The new standard increases transparency and comparability most significantly by requiring the recognition by lessees of right-of-use (“ROU”) assets and lease liabilities on the balance sheet for all leases longer than 12 months. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. For lessees, leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement, over the expected term on a straight-line basis.

Operating leases are recognized on the balance sheet as right-of-use assets, current operating lease liabilities and non-current operating lease liabilities. We determine if an arrangement is a lease at inception.

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on our consolidated balance sheets. Finance leases are included in property and equipment, current liabilities, and long-term liabilities on our consolidated balance sheets.

When the Company initiates a lease, we will record the transaction in accordance with ASC 842.

Legal Matters

The Company may be involved in legal actions and claims arising in the ordinary course of business, from time to time, none of which at this time the Company considers to be material to the Company’s business or financial condition.

11. SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

During the three months ended March 31, 2023, there were the following non-cash transactions:

        -       Issued 100 shares of common stock in the acquisition of Join Entertainment, Inc.

During the three months ended March 31, 2022, there were no non-cash transactions.

12. SUBSEQUENT EVENTS

None.

F-10

JOIN ENTERTAINMENT HOLDINGS, INC.

(formerly RINO International Corp.)

Balance Sheets

(unaudited)

	12/31/22	12/31/21
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$121	$	---
Total Current Assets	121		---
TOTAL ASSETS	$121	$	---
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,500	$	---
TOTAL CURRENT LIABILITIES	1,500		---
STOCKHOLDERS’ EQUITY
Preferred Stock ($0.0001 par value, 50,000,000 shares authorized) Series A - 10,000,000 shares authorized; 10,000,000 shares and -0- shares issued and outstanding at December 31, 2022 and 2021, respectively	1,000		---
Common stock ($0.0001 par value, 10,000,000,000 shares authorized) 304,639,044 shares and 258,604,602 shares issued and outstanding at December 31, 2022 and 2021, respectively	30,463		25,860
Additional paid-in capital	109,108,126		107,579,685
Retained earnings	(109,140,968)		(107,605,545)
Total stockholders’ equity	(1,379)		---
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$121	$	---

The accompanying notes are an integral part of these unaudited financial statements.

F-11

JOIN ENTERTAINMENT HOLDINGS, INC.

(formerly RINO International Corp.)

Statements of Operations

(unaudited)

	Year Ended 12/31/22		Year Ended 12/31/21
Revenues	$	---	$	---
Operating expenses
Stock compensation expense		1,513,997		---
Selling, General and administrative expense		21,379		---
Total operating expenses		1,535,376		---
Loss from operations		(1,535,376)		---
Other income (expense)
Interest expense		(47)		---
Total other income (expense)		(47)		---
Loss before income taxes		(1,535,423)		---
Provision for income taxes		---		---
Net profit		$(1,535,423)	$	---
Net profit (loss) per common share
Basic and Diluted		$(0.01)		$0.00
Weighted average number of common shares outstanding
Basic and diluted		283,793,541		30,038,426

The accompanying notes are an integral part of these unaudited financial statements.

F-12

JOIN ENTERTAINMENT HOLDINGS, INC.

(formerly RINO International Corp.)

Consolidated Statement of Changes in Stockholders’ Equity

For the Years Ended December 31, 2022 and 2021

(unaudited)

	Preferred Stock			Common Stock		Additional Paid-in	Accumulated
	Shares	Amount		Shares	Amount	Capital	Deficit	Totals
Year Ended December 31, 2021
Balance, December 31, 2020 (unaudited)	---	$	---	28,604,602	$2,860	$107,527,065	$(107,529,925)	$	---
No equity transactions	---		---	---	---	---	---		---
Balance, March 31, 2021 (unaudited)	---		---	28,604,602	2,860	107,527,065	(107,529,925)		---
No equity transactions	---		---	---	---	---	---		---
Balance, June 30, 2021 (unaudited)	---		---	28,604,602	2,860	107,527,065	(107,529,925)		---
Stock issued to custodian	---		---	30,000,000	3,000	---	---		---
Balance, September 30, 2021 (unaudited)	---		---	58,604,602	5,860	107,527,065	(107,529,925)		---
Stock issued to investor	---		---	200,000,000	20,000	55,620	---		75,620
Stock issued to investor	10,000,000		1,000	---	--	(1,000)	---		---
Net loss	---		---	---	---	---	(75,620)		(75,620)
Balance, December 31, 2021 (unaudited)	10,000,000		1,000	258,604,602	25,860	107,578,685	(107,605,545)		---
Year Ended December 31, 2022
Balance, December 31, 2021 (unaudited)	10,000,000		1,000	258,604,602	25,860	107,578,685	(107,605,545)		---
No equity transactions	---		---	---	---	---	---		---
Balance, March 31, 2022 (unaudited)	10,000,000		1,000	258,604,602	25,860	107,578,685	(107,605,545)		---
Stock issued to consultants	---		---	35,808,000	3,581	1,321,315	---		1,324,896
Exchange of debt for common stock	---		---	2,004,658	200	19,847	---		20,047
Net loss	---		---	---	---	---	(1,334,523)		(1,334,522)
Balance June 30, 2022 (unaudited)	10,000,000		1,000	296,417,260	29,641	108,919,847	(108,940,068)		10,420
Net loss	---		---	---	---	---	(9,492)		(9,492)
Balance, September 30, 2022 (unaudited)	10,000,000		1,000	296,417,260	29,641	108,919,847	(108,949,560)		928
Stock issued to consultants	---		---	8,221,784	822	188,279	---		189,101
Net loss	---		---	---	---	---	(191,408)		(191,408)
Balance, December 31, 2022 (unaudited)	10,000,000		$1,000	304,639,044	$30,463	$109,108,126	$(109,140,968)		$(1,379)

The accompanying notes are an integral part of these unaudited financial statements.

F-13

JOIN ENTERTAINMENT HOLDINGS, INC.

(formerly RINO International Corp.)

Statements of Cash Flows

(unaudited)

	Year Ended 12/31/22	Year Ended 12/31/21
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,535,423)	$	---
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash compensation	1,513,997		---
Changes in operating assets and liabilities:
Accounts payable	1,500		---
Accrued expenses	47		---
Net cash provided by operating activities	(19,879)		---
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash provided by investing activities	---		---
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of note	20,000		---
Net cash provided by financing activities	20,000		---
Net change in cash	121		---
Cash, beginning of period	---		---
Cash, end of period	$121	$	---

The accompanying notes are an integral part of these unaudited financial statements.

F-14

JOIN ENTERTAINMENT HOLDINGS, INC.

Notes to Unaudited Financial Statements

December 31, 2022

1. ORGANIZATION AND LINE OF BUSINESS

Organization

RINO International Corporation (“we”, “us”, “our”, “Rino”, or the “Company”) is a Nevada corporation. In approximately 2010, the Company ceased operations and was designated as a shell company.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. As of December 31, 2022, the Company had no significant assets, liabilities or revenue and has historically reported net losses, and no operations, which raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, an additional cash infusion. The Company has obtained funds from its lenders and investors since its inception through December 31, 2022. It is management’s plan to generate additional working capital from increasing sales from the Company’s service offerings, in addition to acquiring profitable companies.

Business Description

The Company was originally incorporated in 1984 in accordance with the laws of the State of Minnesota. On December 27, 2006, the shareholders of the Company approved a proposal to re-domicile the Company from the State of Minnesota to the State of Nevada. The Company through its 100% owned subsidiaries and Variable Interest Entities (“VIEs”), engaged in designing, developing, manufacturing, and installation of environmental protection and energy saving industrial equipment in the People’s Republic of China (PRC).

On February 22, 2010, Dalian RINO Environment Engineering Science and Technology Co., Ltd. (“Dalian RINO”) and three other unrelated Chinese based companies formed Dalian Environment Exchange Co., Ltd., under the laws of PRC. Dalian RINO was mainly engaged in the business of providing comprehensive services for trading of proprietary technology and other rights and interests within environmental protection and energy sector.

On July 14, 2010, RINO Investment (Dalian) Co., Ltd. (“Rino Investment”) established a new 100% owned subsidiary in Dalian, named Dalian RINO Solid Waste Treatment Co., Ltd. (“RINO Sludge”). RINO Sludge was engaged in the business of municipal sludge and solid waste treatment.

On August 3, 2010, Dalian RINO established a new 100% subsidiary named Dalian RINO Logistics Co., Ltd. (“Rino Logistics”). RINO Logistics was mainly engaged in providing cargo transportation services.

With the absence of prior operation records and the passage of the statute of limitations the company has recorded adjustments to the financial statements of the year ended December 31, 2018 to zero out all financial statement balances related to the prior operations.

As of December 31, 2022, RINO International Corp was a shell company seeking to merge with other entities with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. The accompanying financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The Company is a development stage enterprise devoting substantial efforts to establishing a new business, financial planning, raising capital, and research into products which may become part of the Company’s product portfolio. A development stage company is defined as one in which all efforts are devoted substantially to establishing a new business and, even if planned principal operations have commenced, revenues are insignificant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Rino is presented to assist in understanding the Company’s Consolidated Financial Statements. The Consolidated Financial Statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the Consolidated Financial Statements.

F-15

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Since the Company has limited operations, estimates are primarily used in measuring liabilities, fair value assumptions in accounting for business combinations and analyzing goodwill, intangible assets, and long-lived asset impairments and adjustments.

Cash and Cash Equivalents

For purposes of reporting within the statements of cash flows, theCompany considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Accounts Receivable

The Company has not yet extended credit to its customers. Accounts receivable are customer obligations due under normal trade terms. Once the Company resumes offering credit to its customers, we will perform continuing credit evaluations of our customers’ financial condition. Management will review accounts receivable on a regular basis, based on contractual terms and how recently payments have been received to determine if any such amounts will potentially be uncollected. The Company will include any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable would be written off. The balance of the allowance account at December 31, 2022 and December 31, 2021 were both zero.

Property and Equipment

Property and equipment are stated at cost, and are depreciated or amortized using the straight-line method over the following estimated useful lives:

Furniture, fixtures & equipment	7 Years
Computer equipment	5 Years
Commerce server	5 Years
Computer software	3 - 5 Years
Leasehold improvements	Length of the lease

Since the Company had no depreciable assets, depreciation expense was zero for the periods ended December 31, 2022 and December 31, 2021.

Impairment of Long –Lived Assets

The Company reviews and evaluates its long-lived assets for impairment at each balance sheet date and documents such impairment testing. The tests include an evaluation of the assets and events or changes in circumstances that would indicate that the related carrying amounts may not be recoverable.

The tests for long-lived assets in the exploration, development or producing stage that would have a value beyond proven and probable reserves would be monitored for impairment based on factors such as current market value and future undiscounted cash flows expected to result from the use of the related assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future net undiscounted cash flows expected to be generated by the asset, including evaluating its reserves beyond proven and probable amounts.

The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable either by impairment or by abandonment of the property. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds its fair value.

Revenue Recognition

During the years ended December 31, 2022 and December 31, 2021, the Company had no revenue. However, when we do record revenue, it will be in accordance with ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”). Deferred revenue and customer deposits as of December 31, 2022, and December 31, 2021 were both zero.

F-16

Research and Development

Research and development costs are expensed as incurred. Total research and development costs were zero for the years ended December 31, 2022 and December 31, 2021.

Advertising Costs

The Company expenses the cost of advertising and promotional materials when incurred. Total advertising cost was zero for the years ended December 31, 2022 and December 31, 2021.

Fair value of financial instruments

Fair value is defined as the price to sell an asset or transfer a liability, between market participants at the measurement date. Fair value measurements assume that the asset or liability is (1) exchanged in an orderly manner, (2) the exchange is in the principal market for that asset or liability, and (3) the market participants are independent, knowledgeable, able and willing to transact an exchange. Fair value accounting and reporting establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment is required to interpret the market data used to develop fair value estimates. As such, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current exchange. The use of different market assumptions and/or estimation methods could have a material effect on the estimated fair value.

ASC Topic 820 established a nine-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Basic and Diluted Net Income (Loss) per Share Calculations

Income (Loss) per Share dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

For the years ended December 31, 2022 and December 31, 2021, the Company did not exclude any shares from the calculation of earnings per share.

Dilutive per share amounts are computed using the weighted-average number of common shares outstanding and potentially dilutive securities, using the treasury stock method if their effect would be dilutive.

Income Taxes

The Company accounts for income taxes pursuant to FASB ASC Topic 740, Income Taxes. Under FASB ASC Topic 740, deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry-forward period under the Federal tax laws.

Changes in circumstances, such ast he Company generating taxable income, could cause a change in judgment about the reliability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

F-17

Employee Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation - Stock Compensation (“ASC 718”). ASC 718 addresses allforms ofshare-based payment(“SBP”) awards including shares issued under employee stock purchase plans and stock incentive shares. Under ASC 718 awards result in a cost that is measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations.

Recently Adopted Accounting Pronouncements

The Company does not elect to delay complying with any new or revised accounting standards, but to apply all standards required of public companies, according to those required application dates. Management reviewed accounting pronouncements issued during the year ended December 31, 2022, and no pronouncements were adopted during the period.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2022. We are currently in the process of evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In January 2017, the FASB issued 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test and eliminating the requirement for a reporting unit with a zero or negative carrying amount to perform a qualitative assessment. Instead, under this pronouncement, an entity would perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and would recognize an impairment change for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized is not to exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects will be considered, if applicable. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosure.

3. REVENUE RECOGNITION

Although the Company currently does not have any revenue, when revenue recognition resumes, the Company will record the transactions in accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The core principles of revenue recognition under ASC 606 includes the following five criteria:

1.

Identify the contract with the customer. Contract with our customers may be oral, written, or implied. A written and signed contract stating the terms and conditions is the preferred method and is consistent with most customers. The terms of a written contract may be contained within the body of an email, during which proposals are made and campaign plans are outlined, or it may be a stand-alone document signed by both parties. Contracts that are oral in nature are consummated in status and pitch meetings and may be later followed up with an email detailing the terms of the arrangement, along with a proposal document. No work is commenced without an understanding between the Company and our customers, that a valid contract exists.

2.

Identify the performance obligations in the contract. Our sales and account management teams define the scope of services to be offered, to ensure all parties are in agreement and obligations are being delivered to the customer as promised. The performance obligation may not be fully identified in a mutually signed contract, but may be outlined in email correspondence, face-to-face meetings, additional proposals or scopes of work, or phone conversations.

3.

Determine the transaction price. Pricing is discussed and identified by the operations team prior to submitting a proposal to the customer. Based on the obligation presented, third-party service pricing is established, and time and labor are estimated, to determine the most accurate transaction pricing for our customer. Price is subject to change upon agreed parties, and could be fixed or variable, milestone focused or time and materials.

4.

Allocate the transaction price to the performance obligations in the contract. If a contract involves multiple obligations, the transaction pricing is allocated accordingly, during the performance obligation phase (criteria 2 above).

5.	Recognize revenue when (or as) we satisfy a performance obligation. The Company will evaluate the performance obligations as revenue recognition materializes.

F-18

4. LIQUIDITY AND OPERATIONS

The Company had a net loss of $1,535,423 for the year ended December 31, 2022, and net cash used in operating activities of $19,879.

As of December 31, 2022, the Company did not have short-term borrowing relationship with any lenders.

While the Company hopes that its capital needs in the foreseeable future may be met by operations, there is no assurance that the Company will be able to generate enough positive cash flow to finance its growth and business operations in which event, the Company may need to seek outside sources of capital. There can be no assurance that such capital will be available on terms that are favorable to the Company or at all.

5. INTANGIBLE ASSETS

As of December 31, 2022, the Company had no goodwill or intangible assets.

6. CAPITAL STOCK

At December 31, 2022, the Company’s authorized stock consists of 10,000,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value of $0.0001 per share. The rights, preferences and privileges of the holders of the preferred stock will be determined by the Board of Directors prior to issuance of such shares. The conversion of certain outstanding preferred stock could have a significant impact on our common stockholders.

Common Stock

As of December 31, 2022 and December 31, 2021, there were 304,639,044 and 258,604,602 shares of common stock outstanding, respectively. During the quarter ended December 31, 2022, the Company issued 35,808,000 shares for services rendered to the Company and 2,004,658 in exchange for notes payable.

Preferred Stock

As of December 31, 2022 and December 31, 2021, there were 10,000,000 and 10,000,000 shares of preferred stock outstanding, respectively.

7. STOCK OPTIONS AND WARRANTS

As of December 31, 2022 and December 31, 2021, no stock options or warrants were outstanding.

8. RELATED PARTIES

None noted

9. CONCENTRATIONS

None noted

10. COMMITMENTS AND CONTINGENCIES

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” Topic 842, which amends the guidance in former ASC Topic 840, Leases (“ASC 840”). The new standard increases transparency and comparability most significantly by requiring the recognition by lessees of right-of-use (“ROU”) assets and lease liabilities on the balance sheet for all leases longer than 12 months. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. For lessees, leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement, over the expected term on a straight-line basis.

Operating leases are recognized on the balance sheet as right-of-use assets, current operating lease liabilities and non-current operating lease liabilities. We determine if an arrangement is a lease at inception.

F-19

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on our consolidated balance sheets. Finance leases are included in property and equipment, current liabilities, and long-term liabilities on our consolidated balance sheets.

When the Company initiates a lease, we will record the transaction in accordance with ASC 842.

Legal Matters

The Company may be involved in legal actions and claims arising in the ordinary course of business, from time to time, none of which at this time the Company considers to be material to the Company’s business or financial condition.

11. SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

During the year ended December 31, 2022, there were the following non-cash transactions:

        -       Exchanged notes amounting to $20,0047, which includes $47 in accrued interest for 2,004,658 shares of common stock.

During the year ended December 31, 2021, the following non-cash transactions occurred:

        -       The Company issued 30,000,000 shares of common stock to 7P Capital, LLC, which is controlled by the custodian. The shares have a par value of $3,000.

12. SUBSEQUENT EVENTS

Effective March 28, 2023, the Company acquired Join Entertainment, Inc., an Ontario, Canada, corporation (“Join Entertainment”), a leading provider of unattended and attended retail and digital advertising solutions.

On the date of acquisition of Join Entertainment, the Company ceased being a “shell company.”

New Business Operations

The Company, through Join Entertainment, Inc., is a F.A.S.T. Marketplace – FAST (Free Ad Supported Television) that bypasses cable and satellite television providers that traditionally act as a controller or distributor and is accessed directly via the internet to over 1+ Billion Smart TVs globally. Viewers watch On-Demand or Streaming Programs for FREE / No need to pay for Cable or monthly subscription fees. Current examples of (FAST) channels include: Hulu, Pluto, Roku, Tubi, Sling.

JOIN TV Network – JOIN (Just One Incredible Network) is Canadian owned and operated and upon launch will be Canada’s Premiere FAST Channel Network with over 25 unique channels of content made available to viewers globally.

In addition to broadcasting channels JOIN TV will represent 1000’s of hours of content to other broadcasters around the world making it the largest Canadian based television distribution company.

Revenue Streams – are generated through commercials, paid service channels (such as government channels) and the distribution of acquired content to other broadcasters. Additional revenue streams are generated through onscreen QR Code links, banner ads and live event programs scheduled as pay-per-view.

TV Coins – is a unique feature that JOIN TV will be offering its viewers as an “awards” program with real cash value. Viewers earn.

TV Coins when commercials play that can be used towards online purchases through AMAZON stores anywhere in the world. JOIN TV will be one of the first FAST Channel Networks to offer TV Coins to viewers making it unique from all other FAST networks.

Unique Marketing Strategy – in addition to using traditional brand building and marketing campaigns, JOIN TV has secured and will host the first ever FAST Hollywood Summit at the 2023 Toronto International Film Festival with plans to expand the summit in 2024 to other major TV and Film Festivals including: Sundance, Cannes, SXSW, and AFM. The FAST Hollywood Summit is owned and operated by JOIN Entertainment – and is an opportunity created to position JOIN TV at center stage within the entire global FAST marketplace.

The Company acquired Join Entertainment by the issuance of 100 shares of common stock. The acquisition transaction with respect to Join Entertainment involved the Company’s new control person, Alain Logua. Mr. Logua received all of the Company’s common stock issued in the acquisition of Join Entertainment.

F-20

JOIN ENTERTAINMENT, INC.

Balance Sheet

(Expressed in U.S. Dollars)

(unaudited)

12/31/22
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,090
Total Current Assets	5,090
TOTAL ASSETS	$5,090
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable - related party	$33,297
TOTAL CURRENT LIABILITIES	33,297
STOCKHOLDERS’ EQUITY
Common stock, 1,000 shares authorized, $1.00 par value, -0- issued and outstanding at December 31, 2022	---
Additional paid-in capital	---
Accumulated foreign currency translation adjustments	23,526
Retained earnings	(51,733)
Total stockholders’ equity	(28,207)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,090

The accompanying notes are an integral part of these unaudited financial statements.

F-21

JOIN ENTERTAINMENT, INC.

Statement of Operations

(Expressed in U.S. Dollars)

(unaudited)

Period from Inception (9/1/22) Through 12/31/22
Operating expenses
Bank fees	$70
Conference fees	4,000
Consulting fees	19,004
Office supplies	179
Travel expenses	4,857
Total operating expenses	28,110
Profit (loss) from operations	(28,110)
Other income (expense)
Profit (loss) on foreign exchange translation	$(23,623)
Total other income (expense)	(23,623)
Profit (loss) before income taxes	(51,733)
Provision for income taxes	---
Net profit (loss)	$(51,733)
Net profit (loss) per common share
Basic and Diluted	$(517,33)
Weighted average number of common shares outstanding
Basic and diluted	100

The accompanying notes are an integral part of these unaudited financial statements.

F-22

JOIN ENTERTAINMENT, INC.

Statement of Changes in Stockholders’ Equity

For the Period from Inception (September 1, 2022) Through December 31, 2022

(Expressed in U.S. Dollars)

(unaudited)

	Common Stock			Additional Paid-in	Retained	Accumulated Currency	Total Stockholders’
	Shares	Amount		Capital	Earnings	Translation	Equity
Balance at September 1, 2022	---	$	---	$ ---	$ ---	$ ---	$ ---
Foreign currency translation	---		---	---	---	23,526	23,526
Net profit (loss)	---		---	---	(51,733)	---	(51,733)
Balance at December 31, 2022	---	$	---	1,000	$(51,733)	$23,526	$(28,207)

The accompanying notes are an integral part of these unaudited financial statements.

F-23

JOIN ENTERTAINMENT, INC.

Statement of Cash Flows

(Expressed in U.S. Dollars)

(unaudited)

Period from Inception (9/1/22) Through 12/31/22
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	$(51,733)
Net cash used in operating activities	(51,733)
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash provided by investing activities	---
CASH FLOWS FROM FINANCING ACTIVITIES
Loan proceeds - related party	33,279
Net cash provided by financing activities	33,279
Net change in cash	(18,436)
Effect of exchange rate changes	23,526
Cash, beginning of period	---
Cash, end of period	$5,090

The accompanying notes are an integral part of these unaudited financial statements.

F-24

JOIN ENTERTAINMENT, INC.

Notes to Unaudited Financial Statements

(Expressed in U.S. Dollars)

December 31, 2022

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Join Entertainment, Inc., an Ontario, Canada, corporation, was incorporated on September 1, 2022, as a privately-held corporation.

The Company intends to be a F.A.S.T. Marketplace – FAST (Free Ad Supported Television)that bypasses cable and satellite television providers that traditionally act as a controller or distributor and is accessed directly via the internet to over 1+ Billion Smart TVs globally. Viewers watch OnDemand or Streaming Programs for FREE / No need to pay for Cable or monthly subscription fees. Current examples of (FAST) channels include: Hulu, Pluto, Roku, Tubi, Sling. JOIN TV Network – JOIN (Just One Incredible Network) is Canadian owned and operated and upon launch will be Canada’s Premiere FAST Channel Network with over 25 unique channels of content made available to viewers globally. In addition to broadcasting channels JOIN TV will represent 1000’s of hours of content to other broadcasters around the world making it the largest Canadian based television distribution company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP), and pursuant to the rules and regulations of the Securities and Exchange Commission (the SEC) and are expressed in U.S. Dollars, and reflect all adjustments, consisting of normal recurring adjustments, which management believes are necessary to fairly present the financial position, results of operations and cash flows of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits and customer receivables. The Company maintains cash with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. To reduce risk, the Company performs credit evaluations of its customers and maintains reserves when necessary for potential credit losses.

Cash and cash equivalents

We consider all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents as of December 31, 2022.

Recent Accounting Pronouncements

The Company has implemented all applicable accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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NOTE 3 – COMMON STOCK

No common stock transactions occurred during the period from inception, September 1, 2022, through December 31, 2022.

NOTE 4– SUBSEQUENT EVENT

Change in Control

In March 2023, ownership of Company was sold to RINO International, Inc. (now known as JOIN Entertainment Holdings, Inc.) (“RINO”), a publicly-traded company. Following this transaction, the Company is a wholly-owned subsidiary of RINO.

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JOIN ENTERTAINMENT HOLDINGS, INC.

(formerly RINO International Corp.)

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma financial statements are based on the historical financial statements of JOIN Entertainment Holdings, Inc., formerly RINO International Corp. (“RINO”) and Join Entertainment, Inc. (“JOIN”) after giving effect to RINO’s acquisition of JOIN (the “Acquisition”) and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial statements. The effective date of the Acquisition was March 28, 2023.

Unaudited Pro Forma Balance Sheet

The following unaudited pro forma balance sheet has been derived from the balance sheet of RINO at December 31, 2022 (unaudited), and adjusts such information to give effect to the acquisition of JOIN, as if the acquisition had occurred at December 31, 2022. The unaudited pro forma balance sheet is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if the acquisition had been consummated at December 31, 2022. The unaudited pro forma balance sheet should be read in conjunction with the notes thereto and JOIN’s financial statements and related notes thereto contained elsewhere herein.

	RINO	JOIN	Pro Forma Adjustments		Pro Forma
Cash and cash equivalents	$121	$5,090	$	---	$5,211
Total current assets	121	5,090		---	5,211
Total assets	$121	$5,090	$	---	$5,211
Liabilities	1,500	33,297		---	34,797
Preferred stock	1,000	---		---	1,000
Common stock	30,463	---		---	30,463
Additional paid-in capital	109,108,126	---		---	109,108,126
Accumulated foreign currency translation adjustments	23,526	---		---	23,526
Retained earnings (deficit)	(109,140,968)	(51,733)		---	(109,192,701)
Total stockholders’ equity (deficit)	(1,379)	(28,207)		---	(29,586)
Total liabilities and stockholders’ equity (deficit)	$121	$5,090	$	---	$5,211

See accompanying notes to unaudited pro forma financial statements.

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Unaudited Pro Forma Statements of Operations

Year Ended December 31, 2022

The following pro forma statement of operations has been derived from the statement of operations of RINO at December 31, 2022, and adjusts such information to give effect to the acquisition of JOIN, as if the acquisition had occurred at January 1, 2022. The pro forma statement of operations is presented for informational purposes only and does not purport to be indicative of the results of operations that would have resulted if the acquisition had been consummated at January 1, 2022. The pro forma statement of operations should be read in conjunction with JOIN’s financial statements and related notes thereto contained elsewhere in this filing.

	RINO		JOIN		Pro Forma Adjustments		Pro Forma
Revenues	$	---	$	---	$	---	$	---
Expenses
Stock compensation		1,513,997		---		---		1,513,997
Selling, general and administrative		21,379		28,110		---		49,489
Total expenses		(1,535,376)		(28,110)		---		(1,563,486)
Interest expense		(47)		---		---		(47)
Profit (loss) on foreign exchange translation		---		(23,623)		---		23,623
Profit (loss) before taxes		(1,535,423)		(51,733)		---		(1,587,156)
Income tax expense		---		---		---		---
Net profit (loss)		$(1,535,423)		$(51,733)	$	---		$(1,587,156)
Net profit (loss) per share
Basic and Diluted		$(0.01)		$(51,733)		$51,733		$(0.01)
Weighted average shares outstanding
Basic and Diluted		283,793,541		---		---		283,793,541

See accompanying notes to unaudited pro forma financial statements.

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Notes to Unaudited Pro Forma Financial Statements

Note 1. Basis of Unaudited Pro Forma Presentation

The unaudited pro forma balance sheet as of December 31, 2022, and the unaudited pro forma statement of operations for the year ended December 31, 2022, are based on the historical financial statements of RINO and JOIN after giving effect to RINO’s acquisition of JOIN (the “Acquisition”) and the assumptions and adjustments described in the notes herein. No pro forma adjustments were required to conform JOIN’s accounting policies to RINO’s accounting policies.

The unaudited pro forma balance sheet as of December 31, 2022, is presented as if the Acquisition had occurred on December 31, 2022. The unaudited pro forma statement of operations of RINO and JOIN for the year ended December 31, 2022, is presented as if the Acquisition had taken place on January 1, 2022.

The unaudited pro forma financial statements are not intended to represent or be indicative of the results of operations or financial position of RINO that would have been reported had the Acquisition been completed as of the dates presented, and should not be taken as representative of the future results of operations or financial position of RINO.

Note 2. JOIN Acquisition

Effective March 28, 2023, RINO entered into a Share Purchase Agreement with the owner of JOIN (the “Acquisition Agreement”), pursuant to which RINO acquired JOIN, a company that is engaged in the F.A.S.T. (Free Ad Supported Television) Marketplace that bypasses cable and satellite television providers. RINO has adopted the business plan of JOIN as its overall corporate business plan. Pursuant to the Acquisition Agreement, RINO issued 100 shares of common stock to the shareholder of JOIN, all of which shares are considered “restricted securities.”

Acquisition-related expenses, including legal and accounting fees and other external costs directly related to the acquisition, were expensed as incurred.

Note 3. Pro Forma Adjustments

With respect to the unaudited pro form balance sheet, no pro forma adjustments are included. With respect to the unaudited pro forma statements of income, pro forma adjustments were made only to weighted average shares outstanding, which adjustments were made to reflect the issuance of 100 shares pursuant to the Acquisition Agreement.

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